MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

ROME HOLDINGS, LLC,

M & A BUSINESS CONSULTING, INC.,

as the Sellers,

solely for purposes of Section 5.3(a) herein,

ANTHONY J. DIIENNO, SR.,

RWS INVESTORS, LLC

and

ATAR RWS INVESTORS, LLC

and

QUEST SUSTAINABILITY SERVICES, INC.

as the Buyer

Dated as of December 7, 2021
Effective as of November 30, 2021

TABLE OF CONTENTS

Page

SECTION 1	DEFINITIONS	1

SECTION 2	PURCHASE AND CLOSING	12
2.1.	Purchase and Sale	12
2.2.	Purchase Price; Closing Cash Payment	12
2.3.	Purchase Price Adjustment	12
2.4.	Closing	14
2.5.	Closing Deliveries	14
2.6.	Aggregate Escrow Amount	16
2.7.	Withholding	18

SECTION 3	REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY, SSG AND THE SELLERS	18
3.1.	Organization and Qualification	18
3.2.	Corporate Power	18
3.3.	Authorization, Governmental Approvals	18
3.4.	Equity; Title to the Transferred Units	19
3.5.	Conflict with Other Instruments	19
3.6.	Validity and Binding Effect	19
3.7.	Capitalization; Subsidiaries	19
3.8.	Affiliated Transactions	20
3.9.	Compliance with Instruments	21
3.10.	Brokerage	21
3.11.	Litigation	21
3.12.	Compliance with Laws; Permits	21
3.13.	Financial Statements; Books and Records	21
3.14.	Absence of Undisclosed Liabilities	22
3.15.	Absence of Certain Changes	22
3.16.	Material Agreements	23
3.17.	Proprietary Rights; Data Privacy; Software and Information Systems	26
3.18.	Insurance	27
3.19.	Employees.	28
3.20.	Employee Benefit Plans	29
3.21.	Taxes	31
3.22.	Real Property; Title and Sufficiency of Assets	34
3.23.	Environmental	35
3.24.	Material Customers; Material Suppliers	36
3.25.	PPP1 Loan and Related Matters	36
3.26.	Representations and Warranties Relating To Each Seller	36

i

SECTION 4	REPRESENTATIONS AND WARRANTIES OF BUYER	38
4.1.	Authority and Valid and Binding Effect	38
4.2.	Authorization, Governmental Approvals	38
4.3.	Conflict with Other Instruments	38
4.4.	Brokerage	38
4.5.	Litigation	38
4.6.	No Defaults	39
4.7.	Investment	39

SECTION 5	ADDITIONAL COVENANTS AND AGREEMENTS	39
5.1.	Fees and Expenses	39
5.2.	Confidentiality; Access to Information	39
5.3.	Non-Competition; Non-Solicitation; Non-Interference	40
5.4.	Public Announcements	42
5.5.	Tax Matters	42
5.6.	Solvency	45
5.7.	R&W Insurance Policy	45

SECTION 6	NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; R&W INSURANCE POLICY	45
6.1.	Non-Survival of Representations and Warranties; Remedies	45
6.2.	Seller’s Indemnification Obligations	46
6.3.	Buyer’s Indemnification Obligations	47
6.4.	R&W Insurance Policy; Limitations on Indemnification	47
6.5.	Determination of Damages	48
6.6.	Limitation on Damages	48
6.7.	Matters Involving Third parties	49
6.8.	Direct Claims	49
6.9.	Exclusive Remedy	50

SECTION 7	MISCELLANEOUS	50
7.1.	Benefit of Agreement; Assignment	50
7.2.	Remedies	50
7.3.	Notices	50
7.4.	Choice of Law	51
7.5.	Entire Agreement	52
7.6.	No Implied Waivers; Cumulative Remedies; Writing Required	52
7.7.	Jurisdiction	52
7.8.	No Third-Party Beneficiaries	53
7.9.	Specific Performance	53
7.10.	Severability	53
7.11.	Headings	53
7.12.	Counterparts	53
7.13.	Sellers’ Representative	54
7.14.	Provision Respecting Representation of the Sellers and the Selling Members	55

ii

Exhibits

Exhibit A	Disclosure Schedule
Exhibit B	R&W Insurance Policy Binder
Exhibit C	Working Capital Schedule
Exhibit D	Consulting Agreement
Exhibit E	Escrow Agreement

iii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated as of December 7, 2021 (the “Closing Date”), but effective as of November 30, 2021 (the “Effective Date”), by and among Rome Holdings, LLC, a Delaware limited liability company (“Holdings”, and the “Sellers’ Representative”) M&A Business Consulting, Inc., a Pennsylvania corporation (“MBC”, and together with Holdings, each a “Seller”, and collectively, the “Sellers”), solely for purposes of Section 5.3(a) herein, Anthony J. DiIenno, Sr., RWS Investors, LLC and ATAR RWS Investors, LLC (collectively, the “Selling Members”), and Quest Sustainability Services, Inc., a Delaware corporation (the “Buyer”, and together with Sellers, each, a “party”, and collectively, the “parties”).

RECITALS

WHEREAS, RWS Facility Services, LLC, a Delaware limited liability company (the “Company”), is a full-service management company engaged in the brokering of recycling, waste and sustainability solutions (the “Business”);

WHEREAS, Holdings and MBC collectively own beneficially and of record one hundred (100) units of limited liability company membership interests in the Company (collectively, the “Units”), representing one hundred percent (100%) of all of the issued and outstanding membership interests of the Company (collectively, the “Interests”); and

WHEREAS, Holdings and MBC desire to sell to Buyer, and Buyer desires to purchase from Holdings and MBC, all of the Interests (collectively, the “Transferred Units”) for the consideration and on the terms set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1

DEFINITIONS

In addition to other terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below:

“Adjustment Amount” shall have the meaning specified in Section 2.3(f).

“Affiliate” means, as to any Person: (a) any Person which directly, or indirectly through one or more intermediaries, controls or manages, is controlled or managed by, or is under common control or management with, such Person; or (b) any Person who is a member, stockholder, director or officer of (i) such Person, or (ii) any Person described in clause (a) of this definition.

“Affiliated Group” means any “affiliated group” within the meaning of Section 1504 of the Code and any analogous combined, consolidated or unitary group of entities (including corporations) defined under state, local or foreign income Tax Laws.

“Allocation” shall have the meaning specified in Section 5.5(c).

“Base Cash Consideration” means an amount equal to Thirty Three Million U.S. Dollars (US $33,000,000).

“Benefit Plan” means any of the following (whether written, unwritten or terminated) that the Company or any ERISA Affiliate thereof sponsors or maintains for the benefit of any employee of the Company, or to which the Company or any ERISA Affiliate thereof, within the three (3) year period immediately prior to Closing, made contributions on behalf of, or for the benefit of, any employee of the Company or with respect to which the Company has any other Liability (contingent or otherwise), whether on account of the Company or an ERISA Affiliate thereof or otherwise: (a) any “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, and sick leave; (b) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan; or (c) any other plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current or former employee, dependent, beneficiary, director, independent contractor or like person, including, but not limited to, any severance agreement or plan, vacation time, material fringe benefit plan or program, bonus or incentive plan, stock option, restricted stock, stock bonus or deferred bonus plan, salary reduction, change-of-control or employment agreement (or consulting agreement with a former employee).

“Business” shall have the meaning specified in the recitals hereto.

“Business Day” means any day except a Saturday, a Sunday or other day on which banks in Philadelphia, Pennsylvania, are authorized or required by Law to be closed.

“Buyer” shall have the meaning specified in the Preface.

“Buyer Indemnitee(s)” means Buyer, its Affiliates (including, on and after the Closing, the Company) and each of their respective equityholders, directors, managers, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives of such Person.

“Buyer Transaction Documents” shall have the meaning specified in Section 4.1.

“Cash” means the Company’s aggregate cash and cash equivalents, calculated in a manner consistent with the Financial Statements (and including without limitation the lines of cash on deposit with UC Funding), but excluding any and all amounts that are then the subject of outstanding and unpresented checks.

“Closing” shall have the meaning specified in Section 2.4.

“Closing Balance Sheet” shall have the meaning specified in Section 2.3(b).

“Closing Cash” means Cash of the Company as of 11:59 p.m. (Pennsylvania time) on the Effective Date.

“Closing Cash Payment” shall have the meaning specified in Section 2.2(b).

“Closing Date” shall have the meaning specified in the Preface.

“Closing Indebtedness” means Indebtedness of the Company as of 11:59 p.m. (Pennsylvania time) on the Effective Date.

“Closing Statement” shall have the meaning specified in Section 2.3(b).

“Closing Working Capital” shall mean the Working Capital as of 11:59 p.m. (Pennsylvania time) on the Effective Date, determined in accordance with the Working Capital Schedule and GAAP.

“COBRA” shall have the meaning specified in Section 3.20(g).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning specified in the Recitals.

“Company Group” means, collectively, the Company and SSG.

“Company Transaction Expenses” means, without duplication, (a) any unpaid bonus (including any transaction bonus) payments owed to any director, officer or employee of the Company or either Seller, in each case, arising as a result of the transactions contemplated by this Agreement, and (b) any unpaid fees or expenses incurred by, or on behalf of, the Company or either Seller in connection with the negotiation and effectuation of this Agreement or any of the Transaction Documents, including legal, accounting, financial advisory, consulting, finders, and all other fees and expenses incurred in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transaction Documents.

“Competing Business” shall have the meaning specified in Section 5.3(a).

“Confidential Information” shall have the meaning specified in Section 5.2(b)(i).

“Contract” means any written or oral contract, lease, license, loan or credit agreement, bond, debenture, note, mortgage, indenture, supply agreement, sale or purchase order, or any other binding agreement, commitment, arrangement or understanding.

“COVID-19” means the infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and known as “COVID-19”.

“COVID-19 Pandemic” means the pandemic caused by COVID-19, which began in China in late 2019 and, as of the date hereof, has globally spread throughout other areas, including without limitation Asia, Europe, the Middle East and North America, and has resulted in authorities implementing numerous measures to try to contain COVID-19, including travel bans and restrictions, quarantines, shelter in place orders, and shutdowns.

“Current Assets” means, without duplication, current assets of the Company, including accounts receivable (excluding such outstanding accounts receivable in the SSG business that are aged more than one hundred twenty (120) days past their respective due dates at the Effective Date) and prepaid expenses, but excluding Cash of the Company determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used in the preparation of financial statements for the most recent fiscal year-end as if such accounts were being prepared as of a fiscal year-end.

“Current Liabilities” means, without duplication, current liabilities of the Company, including accounts payable, accrued Taxes of the Business, and accrued expenses but excluding (a) deferred Tax liabilities, (b) the current portion of long-term debt and any other Indebtedness, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of financial statements for the most recent fiscal year-end as if such accounts were being prepared as of a fiscal year-end, and (c) Company Transaction Expenses.

“Data Protection Laws” means all Laws concerning the protection and/or processing of Personal Data, including the California Privacy Rights Act of 2020, as applicable to the operation of the Business by the Company.

“Deductible” shall have the meaning specified in Section 6.2(b).

“Disclosure Schedule” means the Disclosure Schedule attached as Exhibit A hereto and made a part hereof.

“Effective Date” shall have the meaning specified in the Preface.

“Environmental Laws” means all Laws and orders relating to pollution, contamination, the environment, health or safety (including all Laws and orders relating to Hazardous Material).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that, together with another entity, is treated as a single employer pursuant to Section 414(b), 414(c), 414(m) or 414(o) of the Code.

“Escrow Account” means a segregated, interest-bearing account maintained by the Escrow Agent pursuant to the Escrow Agreement into which the Escrow Amount shall be deposited.

“Escrow Agent” shall have the meaning specified in Section 2.6(a).

“Escrow Agreement” shall have the meaning specified in Section 2.6(a).

“Escrow Amount” shall have the meaning specified in Section 2.6(a).

“Estimated Closing Cash” shall have the meaning specified in Section 2.3(a).

“Estimated Closing Indebtedness” shall have the meaning specified in Section 2.3(a).

“Estimated Closing Statement” shall have the meaning specified in Section 2.3(a).

“Estimated Closing Working Capital” shall have the meaning specified in Section 2.3(a).

“Estimated Company Transaction Expenses” shall have the meaning specified in Section 2.3(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the SEC’s rules and regulations thereunder.

“Final Closing Cash” means the Closing Cash as finally determined in accordance with Section 2.3.

“Final Closing Indebtedness” means the Closing Indebtedness as finally determined in accordance with Section 2.3.

“Final Closing Working Capital” means the Closing Working Capital as finally determined in accordance with Section 2.3.

“Final Company Transaction Expenses” means the Company Transaction Expenses as finally determined in accordance with Section 2.3.

“Financial Statements” shall have the meaning specified in Section 3.14.

“Fraud” means actual and intentional fraud in the making of the representations and warranties contained in Section 3, Section 4 or Section 5 of this Agreement, as applicable (and in each case as expressly qualified by the Disclosure Schedule), and involving a knowing and intentional misrepresentation of fact in such representations and warranties and that are material to the transactions contemplated by this Agreement with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party actually and reasonably relied to its detriment under applicable Laws and this Agreement (excluding, for example, any theory of fraud premised upon imputed or constructive fraud, negligent misrepresentation or omission, recklessness or negligence.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.1 (Organization and Qualification); 3.2 (Corporate Power); 3.3 (Authorization); 3.5 (Conflict with Other Instruments); 3.21 (Taxes); 3.26(a) (Organization; Authorization); and 3.26(b) (Ownership of Interests).

“GAAP” means generally accepted accounting principles in the United States, as in effect on the date hereof, applied in a manner consistent with past practices.

“Governing Documents” means, with respect to any corporation, its articles or certificate of incorporation, charter and bylaws; with respect to any partnership, its articles or certificate of partnership and partnership agreement; with respect to any limited liability company, its articles or certificate of formation and limited liability company or operating agreement; with respect to any trust, its declaration or agreement of trust; and with respect to each other entity, its comparable governing instruments or documents.

“Governmental Authority” means any supranational, national, federal, state or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, department, board, commission, court or other similar body exercising executive, legislative, judicial, regulatory or administrative authority, or conducting functions of or pertaining to government, including any authority or other quasi-governmental entity established by a Governmental Authority to exercise any such authority or perform any such functions.

“Hazardous Material” shall have the meaning specified in Section 3.23.

“Income Tax” means any Tax measured by or imposed on net income or earnings (and any franchise Tax or other Tax in connection with doing business imposed in lieu thereof), including any interest, penalty or addition thereto, whether disputed or not.

“Income Tax Return” means any Tax Return filed for Income Taxes.

“Indebtedness” means, without duplication, (a) all indebtedness for borrowed money or for the deferred purchase price of property or services, contingent or otherwise (including, without limitation, reimbursement and all other obligations with respect to the PPP2 Loan, surety bonds, letters of credit and bankers’ acceptances, whether or not matured, but excluding all accounts payable and accruals payable in the Ordinary Course of Business), including the current portion of such indebtedness, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) any indebtedness or liabilities secured by a Lien on a Person’s assets, (d) the direct or indirect guaranty, endorsement (other than for collection or deposit in the Ordinary Course of Business), co-making, discounting with recourse, or sale with recourse by a Person of the obligation of another Person, and (e) any accrued interest, penalties, fees and expenses arising from any breach or prepayment of any of the foregoing.

“Indemnified Party” shall have the meaning specified in Section 6.7(a).

“Indemnifiable Losses” or “Losses” shall mean any and all damages, losses, awards, actions, proceedings, causes of action, obligations, liabilities, claims, encumbrances, penalties, demands, assessments, settlements, judgments, Taxes and expenses including reasonable legal fees directly related to the foregoing, in each case to the extent actually incurred by an Indemnified Party; provided, that Indemnifiable Losses shall exclude consequential, special or punitive damages or any loss of profits or future revenue, income or earnings or business interruption, or lost opportunities of such other Person, diminution of value, or damages calculated on a multiple of lost earnings or similar methods.

“Indemnifying Party” shall have the meaning specified in Section 6.7(a).

“Indemnity Escrow Account” shall have the meaning specified in Section 2.6(a).

“Indemnity Escrow Amount” shall have the meaning specified in Section 2.6(a).

“Indemnity Escrow Release Amount” shall have the meaning specified in Section 2.6(b).

“Indemnity Escrow Release Date” shall have the meaning specified in Section 2.6(a).

“Independent Accountants” shall have the meaning specified in Section 2.3(d).

“Insurer” means DUAL North America.

“Key Employees” means the employees of the Company listed in Schedule 1.1 of the Disclosure Schedule.

“Knowledge” means, with respect to the Company, the actual knowledge of Anthony J. DiIenno Sr., Eric King, Jeff Roney and Anthony DiIenno, Jr., in each case, after reasonable (but not exhaustive) inquiry and investigation of all relevant current managers, officers and employees of the Company who would have actual knowledge of the particular matters represented.

“Latest Balance Sheet” shall have the meaning specified in Section 3.14.

“Laws” means, collectively, all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees, orders, permits, writs, injunctions, judgments, rulings or other requirements of any Governmental Authority.

“Leased Real Property” means, collectively, all real property that the Company leases.

“Liability” or “Liabilities” shall have the meaning specified in Section 3.14.

“Lien” shall mean any mortgage, license, charge, interest, pledge, claim, lien, encumbrance, option, security interest, restriction on the right to sell or dispose (and in the case of securities, vote) or other adverse claim of any kind or nature whatsoever (whether arising by Contract or by operation of law and whether voluntary or involuntary) in real or personal property (including Proprietary Rights).

“Material Adverse Effect” means any change, development, event, effect or condition that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (i) the ability of Seller or the Company to perform its material obligations under this Agreement or to consummate the Transactions, or (ii) the condition (financial or otherwise), Business, assets, liabilities, operations or financial performance of the Company; provided, however, that any adverse effect caused by the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (A) conditions generally affecting the industries, geographies and markets in which the Company operates, or changes or developments generally affecting the economy or the financial or securities markets, in the United States or globally (including changes in the credit, debt or financial capital markets and changes in interest or exchange rates), (B) changes resulting from any regulatory and political conditions or developments in general, (C) the financial, banking or securities markets (including any disruption thereof) or change in currency exchange rates, (D) any outbreak or escalation of war, hostilities, terrorist attack, sabotage (including cyberattacks) natural disaster, civil unrest or any other similar emergency, calamity or crisis and any actions taken in response thereto, (E) any pandemic, disease outbreak or other public health emergency, including the COVID-19 Pandemic, or the effect of any abatement thereof, and any actions taken in response thereto, (F) changes in GAAP or other applicable Laws, rules or regulations, (G) failure to meet financial or operational projections, (H) statements by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the business of the Company, (I) any act or omission of the Company prior to the Closing Date taken at the express request of Buyer, (J) the announcement of this Agreement or the announcement of the proposed consummation of the Transactions (including the impact thereof on relationships, with, or loss or impairment of, customers, vendors, distributors or landlords having relationships with the Company) in accordance with the terms of this Agreement, or (K) any action taken by the Company which is required by the express terms and conditions of this Agreement; provided, however, that any change, development, event, effect or condition referred to in clauses (A) through (I) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur, to the extent that such change, development, event, effect or condition has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its Business.

“Material Agreements” shall have the meaning specified in Section 3.16(a).

“Objection Notice” shall have the meaning specified in Section 2.3(c).

“Open Source License” means any license identified as an open source license by the Open Source Initiative (www.opensource.org).

“Ordinary Course of Business” means, with respect to a Person, (i) for periods of time prior to the COVID-19 Pandemic, the ordinary course of business prior to the COVID-19 Pandemic, consistent with such Person’s past custom and practice (including with respect to quantity and frequency), and ignoring any effects of COVID-19; and (ii) for periods of time beginning after the beginning of the COVID-19 Pandemic, the ordinary course of business during the COVID-19 Pandemic, consistent with such Person’s custom and practice (including with respect to quantity and frequency), and taking into account the effects of COVID-19.

“Pending Claims” shall have the meaning specified in Section 2.6(b).

“Person” means any individual, corporation, partnership, company, limited liability company, joint venture, association, bank, business trust or other entity, whether or not legal entities, or any governmental entity or agency or political subdivision thereof.

“Personal Data” means any information relating to an identified or identifiable individual, including names, postal addresses, email addresses, telephone numbers, dates of birth, and Social Security numbers as determined under the applicable Data Protection Laws.

“PPP1 Loan” means that certain loan in the amount of $950,427 received by the Company pursuant to the Payroll Protection Program under the Coronavirus Aid, Relief, and Economic Security Act.

“PPP2 Loan” means that certain loan in the amount of $826,670 received by the Company pursuant to the Payroll Protection Program under the Coronavirus Aid, Relief, and Economic Security Act.

“Pre-Closing Tax Period” means any taxable period that ends on or prior to the Effective Date and the portion of any Straddle Period through the end of the Effective Date.

“Proceeding” means any action, arbitration, audit, hearing, investigation, examination, complaint, charge, litigation or suit (whether civil, criminal or administrative) commenced, conducted, or heard by or before any Governmental Authority or arbitrator.

“Proprietary Rights” means all patents, patent applications, patent disclosures, inventions (whether or not patentable and whether or not reduced to practice), and any reissues, continuations, continuations-in-part, divisions, extensions or reexaminations thereof; trademarks, service marks, trade dress, logos, domain names, trade names, corporate names (including the use of the current corporate name and trade names and all translations, adaptations, derivations and combinations of the foregoing) and the goodwill associated therewith; copyrights and works of authorship; all registrations, applications and renewals for any of the foregoing; all Trade Secrets, know-how, specifications, designs, technical and other data, databases and customer and supplier lists and related information); all copies and tangible embodiments of the foregoing (in whatever form or medium); all income, royalties, damages and payments due or payable as of the Closing (including damages and payments for past or future infringements or misappropriation thereof), and the right to sue and recover for past or future infringements or misappropriation thereof; and any and all corresponding rights that, now or hereafter, may be secured throughout the world.

“Pro Rata Share” means 95% with respect to Holdings, and 5% with respect to MBC.

“Purchase Price” shall have the meaning specified in Section 2.2.

“Purchase Price Adjustment Escrow Account” shall have the meaning specified in Section 2.6(a).

“Purchase Price Adjustment Escrow Amount” shall have the meaning specified in Section 2.6(a).

“Purchase Price Adjustment Escrow Release Amount” shall have the meaning specified in Section 2.6(d).

“Purchase Price Adjustment Escrow Release Date” shall have the meaning specified in Section 2.6(a).

“R&W Insurance Policy” means the Buyer-side Representations and Warranties Insurance Policy issued to Buyer pursuant to the R&W Insurance Policy Binder.

“R&W Insurance Policy Binder” means the Buyer-side Representations and Warranties Insurance Policy Binder, including the R&W Insurance Policy, each dated as of the date of this Agreement, and each between Insurer and Buyer, and substantially in the form attached to this Agreement as Exhibit B.

“R&WI Exclusions” shall have the meaning specified in Section 6.2(a).

“Real Property Lease” shall have the meaning specified in Section 3.22(a).

“Registered Proprietary Rights” shall have the meaning specified in Section 3.17(a).

“Restricted Area” means the entirety of North America.

“Restricted Period” means, with respect to a Restricted Seller, the period beginning on the Closing Date and ending on (i) the fifth anniversary of the Closing Date, with respect to the Sellers and the Selling Members other than Anthony J. DiIenno, Sr., and (ii) the third anniversary of the Closing Date, with respect to Anthony J. DiIenno, Sr.

“Restricted Sellers” means the Sellers and the Selling Members.

“Retention Amount” means the retention amount provided for under the R&W Insurance Policy, which shall initially be an amount equal to one percent (1%) of the Purchase Price, subject to reduction.

“Review Period” shall have the meaning specified in Section 2.3(c).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the SEC’s rules and regulations thereunder.

“Seller” or “Sellers” shall have the meaning specified in the Preface.

“Seller Indemnitee” means Seller, its Affiliates, and their respective directors, managers, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives of such Person.

“Seller Released Party” means a Seller and any of its Affiliates.

“Selling Members” shall have the meaning specified in the Preface.

“Straddle Period” means any taxable period that includes (but does not end on) the Effective Date.

“Successor” shall have the meaning specified in Section 5.3(b).

“SSG” means Sustainable Solutions Group, LLC, a Delaware limited liability company.

“Target Working Capital” means an amount of Working Capital equal to a negative <$1,013,000>.

“Tax” or “Taxes” means all federal, state, local, foreign or other taxes, charges, fees, levies or other tax or assessments of any nature whatsoever, including, without limitation, any income, alternative or add-on minimum tax, gross receipts, unincorporated business, excise, real or personal property, sales, value-added, withholding, social security, payroll, escheat or unclaimed property, employment, severance, stamp, documentary, gains, environmental (including under Section 59A of the Code), retirement, unemployment, disability, occupation, commercial, rent, use, ad valorem, service, net worth, franchise, profits, license, premium windfall profits, duties including customs duties, capital stock, estimated, registration, transfer, real estate transfer, and recording taxes, imposed by any federal, state, local or foreign taxing authority, and shall include all interest, penalties and additions imposed with respect to such amounts, whether disputed or not, including any liability for Taxes of any member of an affiliated, consolidated, combined, or unitary group, including pursuant to Reg. Sec 1.1502-6 or any analogous or similar state, local or foreign Law or regulation, and any liability for the foregoing of any Person as a transferee or successor (by contract pursuant to Law, rule, regulation, or otherwise), and including without limitation any obligation to indemnify or otherwise assume or succeed to the liability for Taxes of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document (including any related or supporting schedule, statement, attachment or other information) filed or required to be filed with any Governmental Authority or retained or required to be retained in connection with the determination, assessment or collection of any Tax of any Person or the administration of any Laws, regulations or administrative requirements relating to any Tax, and including any amendment thereof.

“Third-Party Claim” shall have the meaning specified in Section 6.7(a).

“Trade Secrets” shall have the meaning specified in Section 5.2(b)(ii).

“Transactions” means the transactions contemplated by this Agreement.

“Transaction Documents” means this Agreement (including the Disclosure Schedule attached hereto), the Escrow Agreement and all other documents and certificates executed by the parties in connection with the consummation of the Transactions.

“Transfer Taxes” means all transfer, documentary, sales, use, value added, gains, goods and services, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the Treasury Regulations promulgated pursuant to the Code.

“UC Funding” means United Capital Funding Group, LLC.

“UC Funding Agreement” means that certain Factoring and Security Agreement, dated August 31, 2017, between the Company and UC Funding, as amended.

“Working Capital” means Current Assets less Current Liabilities.

“Working Capital Schedule” means the illustrative calculation of Closing Working Capital as of the Effective Date, set forth on the Working Capital Schedule attached hereto as Exhibit C.

SECTION 2

PURCHASE AND CLOSING

2.1.            Purchase and Sale. In accordance with and subject to the terms and conditions contained in Section 2.4, at the Closing, each Seller shall sell, assign, transfer and deliver to Buyer all of such Seller’s right, title and interest in and to its Transferred Units, free and clear of all Liens and subject to the terms and conditions set forth herein and Buyer shall purchase and acquire the Transferred Units for the Purchase Price.

2.2.            Purchase Price; Closing Cash Payment.

(a)               The consideration to be paid by Buyer to the Sellers in respect of the Transferred Units shall be an aggregate amount equal to (i) the Base Cash Consideration, plus (ii) the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital, less (iii) the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital, plus (iv) the Closing Cash, minus (v) the Closing Indebtedness, minus (vi) the Final Company Transaction Expenses (collectively, the “Purchase Price”).

(b)               Upon the terms and subject to the conditions set forth herein, at the Closing, Buyer shall pay or deliver to each Seller, by wire transfer of immediately available funds to an account specified in writing by such Seller to Buyer at least three (3) Business Days prior to the Closing, an amount equal to such Seller’s Pro Rata Share of (x) the cash portion of the Purchase Price (calculated on an estimated basis consistent with Section 2.3(a)), minus (y) the Escrow Amount (such resulting total amount, the “Closing Cash Payment”).

2.3.            Purchase Price Adjustment.

(a)               Not less than three (3) Business Days prior to the Closing Date, the Sellers’ Representative shall have prepared (or caused to be prepared) and delivered to Buyer a statement (the “Estimated Closing Statement”) setting forth (i) a balance sheet of the Company as of 11:59 p.m. (Pennsylvania time) on the Effective Date, prepared in accordance with the Working Capital Schedule and GAAP, and (ii) Sellers’ Representative’s good-faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”), the Closing Cash (the “Estimated Closing Cash”), the Closing Indebtedness (the “Estimated Closing Indebtedness”) and the Company Transaction Expenses (the “Estimated Company Transaction Expenses”) in each case, calculated in accordance with the Working Capital Schedule and GAAP, which shall be used to determine the amount of the Closing Cash Payment payable at the Closing as set forth in Section 2.2. The Company shall make available to the Buyer and its designated advisors all material records and work papers used in preparing the Estimated Closing Statement.

(b)               No later than the date that is one-hundred twenty (120) days following the Closing Date, Buyer will deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth (i) a balance sheet of the Company as of 11:59 p.m. (Pennsylvania time) on the Effective Date (the “Closing Balance Sheet”) prepared in accordance with the Working Capital Schedule and GAAP, (ii) Buyer’s calculation of the Closing Working Capital, the Closing Cash, the Closing Indebtedness and the Company Transaction Expenses based upon the Closing Balance Sheet, in each case calculated in accordance with the Working Capital Schedule and GAAP, and (iii) the Adjustment Amount as calculated in accordance with Section 2.3(f).

(c)               If within thirty (30) days following delivery by Buyer of the Closing Statement to the Sellers’ Representative (the “Review Period”), the Sellers’ Representative has not given Buyer notice of its objection to the determination of the Adjustment Amount or any component thereof, specifying in reasonable detail the particulars of those items or amounts with which the Sellers’ Representative disagrees (an “Objection Notice”), then the Adjustment Amount, as calculated by Buyer, shall be binding and conclusive on the parties. Any item to which Sellers’ Representative does not specifically object to in the Objection Notice shall be binding and conclusive on the parties.

(d)               If the Sellers’ Representative provides Buyer with an Objection Notice prior to the expiration of the Review Period, and if Buyer and the Sellers’ Representative fail to resolve the issues outstanding with respect to the Closing Statement and the determination of the Adjustment Amount and the components thereof through good-faith negotiations within thirty (30) days of Buyer’s receipt of the Objection Notice, then the Sellers’ Representative and Buyer shall submit the issues remaining in dispute to an independent public accounting firm of national standing to be agreed upon in advance in writing by the Sellers’ Representative and Buyer (the “Independent Accountants”). If issues are submitted to the Independent Accountants for resolution, (i) the Sellers’ Representative and Buyer shall each be permitted to present a supporting brief to the Independent Accountants limited to detailing the Sellers’ Representative’s or Buyer’s proposed resolution, as applicable, of each item identified in the Objection Notice that is still unresolved (which supporting brief shall also be concurrently provided to the other party) within ten (10) Business Days of the Independent Accountant’s engagement and, within ten (10) Business Days of receipt of a supporting brief, the receiving party may present a responsive brief to the Independent Accountants (which responsive brief shall also be concurrently provided to the other party) limited to the matters reflected in the brief to which it responds, (ii) the Independent Accountants shall determine the Closing Working Capital and the Adjustment Amount strictly in accordance with the terms of this Section 2.3, the Working Capital Schedule and GAAP, (iii) the determination by the Independent Accountants, as set forth in a notice to be delivered to the Sellers’ Representative and Buyer within thirty (30) days of the submission to the Independent Accountants of the issues remaining in dispute (provided, that any such determination shall be equal to or between the amount of the Adjustment Amount proposed by each of Buyer and the Sellers’ Representative, as adjusted for any difference resolved by Buyer and the Sellers’ Representative prior to the submission of the disputed items to the Independent Accountants), shall be final, binding and conclusive on the parties, absent Fraud or manifest error, and shall be used in the determination of the Adjustment Amount, and (iv) the fees and expenses of the Independent Accountants shall be allocated between Buyer, on the one hand, and the Sellers’ Representative (on behalf of all Sellers), on the other hand, based upon the percentage that the amount not awarded to Buyer or Sellers’ Representative pursuant to this Section 2.3(d) bears to the amount actually contested by Buyer or Sellers’ Representative, as applicable. If Buyer and the Sellers’ Representative are unable to agree on such allocation, the Independent Accountants shall determine such allocation upon application by Buyer, on the one hand, or Sellers’ Representative, on the other hand.

(e)               Within five (5) Business Days after the determination of the Adjustment Amount becomes binding and conclusive on the parties pursuant to this Section 2.3:

(i)                 if the Adjustment Amount is payable by the Sellers to Buyer (i.e., if the Adjustment Amount is a negative number), then Buyer and the Sellers’ Representative shall jointly instruct the Escrow Agent to pay such Adjustment Amount to Buyer from the Purchase Price Adjustment Escrow Account; provided, that if the Adjustment Amount to be paid to Buyer exceeds the Purchase Price Adjustment Escrow Amount, then each Seller shall remit to Buyer its Pro Rata Share of such excess; or

(ii)              if the Adjustment Amount is payable by Buyer to the Sellers (i.e., if the Adjustment Amount is a positive number), then Buyer shall pay to the Sellers, by wire transfer to an account specified in writing in advance by such Sellers, its Pro Rata Share of the Adjustment Amount.

(f)                The Purchase Price shall be adjusted, dollar for dollar (i) upward by: (A) the amount by which the Final Closing Working Capital is greater than the Estimated Closing Working Capital; (B) the amount by which the Final Closing Cash is greater than the Estimated Closing Cash; (C) the amount by which the Final Closing Indebtedness is less than the Estimated Closing Indebtedness; and (D) the amount by which the Final Company Transaction Expenses is less than the Estimated Company Transaction Expenses; and (ii) downward by: (A) the amount by which the Final Closing Working Capital is less than the Estimated Closing Working Capital; (B) the amount by which the Final Closing Cash is less than the Estimated Closing Cash; (C) the amount by which the Final Closing Indebtedness is greater than the Estimated Closing Indebtedness; and (D) the amount by which the Final Company Transaction Expenses is greater than the Estimated Company Transaction Expenses. The aggregate net amount of such adjustment, as specified in this Section 2.3(f), upwards or downwards, as the case may be, is referred to herein as the “Adjustment Amount.”

2.4.            Closing. Subject to the terms and conditions of this Agreement, the consummation of the purchase and sale of the Transferred Units and the other transactions contemplated by this Agreement, (the “Closing”) shall take place remotely by electronic delivery, on the Closing Date, or at such other place and/or time as is agreed to in writing by Buyer and the Sellers’ Representative, but shall be effective as of the Effective Date. The Closing shall be deemed to have become effective as of 11:59 p.m. (Pennsylvania Time) on the Effective Date.

2.5.            Closing Deliveries. Pursuant to the terms and conditions of this Agreement, at the Closing:

(a)               Sellers shall deliver, or cause to be delivered, to Buyer or any other Person designated by Buyer, the following documents or items, in each case duly executed or otherwise in proper form:

(i)                 an assignment of membership interest in respect of the Transferred Units owned by each Seller, in each case duly executed by such Seller and in form and substance reasonably acceptable to Buyer;

(ii)              all books and records of the Company in possession of Seller (it being understood and agreed that delivery of such books and records to the Company’s principal place of business shall be sufficient delivery);

(iii)            correct and complete copies of the operating agreement of the Company as in effect on the Closing Date, as certified by a senior executive officer of the Company;

(iv)             resignations of each officer and manager of the Company, as requested by Buyer, effective as of the Closing;

(v)               a certificate of good standing dated not more than three (3) Business Days prior to the Closing Date from (i) the Secretary of State of the Commonwealth of Pennsylvania, attesting to the good standing in Pennsylvania of the Company, (ii) the Secretary of State of the State of Delaware, attesting to the good standing in Delaware of the Company, and (iii) the secretary of state of each other state where the Company is qualified to do business, attesting to the good standing of the Company in such state;

(vi)             any required consents, approvals and copies of the notices (if any) listed on Schedule 3.3 of the Disclosure Schedule;

(vii)          the Escrow Agreement, duly executed by the Seller;

(viii)        the consulting agreement between Buyer or an Affiliate of Buyer and Anthony J. DiIenno, Sr., in the form of Exhibit D hereto (the “Consulting Agreement”), duly executed by Mr. DiIenno;

(ix)             payoff letters duly executed by each lender to the Indebtedness of the Company, indicating that, upon payment of the amount specified in such payoff letter, all outstanding obligations of the Company arising under or relating to such Indebtedness shall be repaid and extinguished in full, and that upon receipt of such amount, such Person shall release its Liens and other security interests in, and shall file, or authorize the Company to file, Uniform Commercial Code Termination Statements and such other documents necessary to release of record its Liens and other security interests in, the assets and properties of the Company;

(x)               evidence reasonably satisfactory to the Buyer of the forgiveness of the PPP1 Loan;

(xi)             evidence reasonably satisfactory to the Buyer of the termination of any Company employee benefit plans;

(xii)          evidence reasonably satisfactory to the Buyer of the termination of any related party agreements;

(xiii)        evidence reasonably satisfactory to the Buyer of the termination of the UC Funding Agreement;

(xiv)         duly executed copies of employment offer letters and any related and customary confidentiality and non-solicitation agreements to be entered into by the Key Employees;

(xv)           an IRS Form W-9; and

(xvi)         all other instruments, agreements, certificates and documents required by Buyer to be delivered by Sellers at or prior to the Closing pursuant to this Agreement.

(b)               Buyer shall deliver, or cause to be delivered, to the Sellers’ Representative, the following documents or items, in each case duly executed or otherwise in proper form:

(i)                 the Closing Cash Payment, in accordance with Section 2.2;

(ii)              the Escrow Agreement, duly executed by Buyer and the Escrow Agent;

(iii)            the Consulting Agreement, duly executed by Buyer or an Affiliate of Buyer; and

(iv)             all other instruments, agreements, certificates and documents required by the Sellers’ Representative to be delivered by Buyer at or prior to the Closing pursuant to this Agreement.

2.6.            Aggregate Escrow Amount.

(a)               At the Closing, Buyer shall deposit with U.S. Bank National Association (the “Escrow Agent”) (i) a portion of the Purchase Price equal to $500,000 (the “Purchase Price Adjustment Escrow Amount”) into a designated non-interest bearing account (the “Purchase Price Adjustment Escrow Account”), (ii) a portion of the Purchase Price equal to $660,000 (the “Indemnity Escrow Amount”) into a designated non-interest bearing account (the “Indemnity Escrow Account”) and (iii) a portion of the Purchase Price equal to $826,670 (the “PPP2 Loan Escrow Amount” and, together with the Purchase Price Adjustment Escrow Amount and the Indemnity Escrow Amount, the “Escrow Amount”) into a designated non-interest bearing account (the “PPP2 Loan Escrow Account”), to be held under the terms of this Agreement and the escrow agreement to be entered into at the Closing by and among Buyer, the Sellers’ Representative and the Escrow Agent, attached hereto as Exhibit E (the “Escrow Agreement”). Subject to the terms of the Escrow Agreement, the Escrow Amount shall serve as a source of funds for satisfaction of any payment owing from Sellers to Buyer pursuant to Section 2.3 and Section 6.2. Except as otherwise provided herein, (i) the Purchase Price Adjustment Escrow Amount shall be retained by the Escrow Agent until the date on which the Final Purchase Price is determined (such date of determination, the “Purchase Price Adjustment Escrow Release Date”) for the purpose of funding the payment set forth in Section 2.3(e)(i), (ii) the Indemnity Escrow Amount shall be retained by the Escrow Agent until the date that is eighteen (18) months following the Closing Date (the “Indemnity Escrow Release Date”) for the purpose of securing the Sellers’ indemnification obligations set forth in Section 6.2, and (iii) the PPP2 Loan Escrow Amount shall be retained by the Escrow Agent until the earlier of (A) the date on which the PPP2 Loan is forgiven, or (B) December 31, 2022 (the “PPP2 Loan Escrow Release Date”).

(b)               In accordance with, and subject to, the provisions of this Agreement and the Escrow Agreement, promptly (and in any event within five (5) Business Days) after the Indemnity Escrow Release Date, Buyer and the Sellers’ Representative shall jointly instruct the Escrow Agent to release and pay to Sellers from the Indemnity Escrow Amount an amount (the “Indemnity Escrow Release Amount”) equal to (i) the funds remaining in the Indemnity Escrow Account, minus (ii) the aggregate amount of all indemnity claims made by the Buyer (collectively, the “Pending Claims”) that remain unresolved as of 5:00 p.m. (Pennsylvania time) on the Indemnity Escrow Release Date. The Escrow Agent shall pay to the Sellers the Indemnity Escrow Release Amount by wire transfer of immediately available funds to the account(s) designated by the Sellers’ Representative in writing at least three (3) Business Days prior to the Indemnity Escrow Release Date.

(c)               Following the Indemnity Escrow Release Date, within five (5) Business Days after the resolution of each Pending Claim, Buyer and the Sellers’ Representative shall jointly instruct the Escrow Agent to release and pay to the Sellers an amount equal to (i) the funds remaining in the Indemnity Escrow Account, minus (ii) the total amount of Pending Claims that remain unresolved as of 5:00 p.m. (Pennsylvania time) on the date of the resolution of such Pending Claim.

(d)               In accordance with, and subject to, the provisions of this Agreement and the Escrow Agreement, within five (5) Business Days after the Purchase Price Adjustment Escrow Release Date, the Buyer and the Sellers’ Representative shall jointly instruct the Escrow Agent to release and pay to the Sellers’ Representative (on behalf of the Sellers, in proportion to their respective shares of the Purchase Price) from the Purchase Price Adjustment Escrow Account an amount (the “Purchase Price Adjustment Escrow Release Amount”) equal to the funds remaining in the Purchase Price Adjustment Escrow Account after taking into account any funds released to the Buyer pursuant to Section 2.3. The Escrow Agent shall pay to the Sellers’ Representative (on behalf of the Sellers, in proportion to their respective shares of the Purchase Price) the Purchase Price Adjustment Escrow Release Amount by wire transfer of immediately available funds to the account(s) designated by the Seller Representative at least three (3) Business Days prior to such release.

(e)               In accordance with, and subject to, the provisions of this Agreement and the Escrow Agreement, promptly (and in any event within five (5) Business Days) after the PPP2 Loan Escrow Release Date, Buyer and the Sellers’ Representative shall jointly instruct the Escrow Agent to release and pay to Sellers from the PPP2 Loan Escrow Amount an amount (the “PPP2 Loan Escrow Release Amount”) equal to (i) the funds remaining in the PPP2 Loan Escrow Account, minus (ii) the amount of any portion of the PPP2 Loan that is not forgiven. The Escrow Agent shall pay to the Sellers the PPP2 Loan Escrow Release Amount by wire transfer of immediately available funds to the account(s) designated by the Sellers’ Representative in writing at least three (3) Business Days prior to the PPP2 Loan Escrow Release Date.

(f)                Each of the Sellers, collectively, on the one hand, and Buyer, on the other hand, will pay one-half of the fees and expenses of the Escrow Agent, as provided further in the Escrow Agreement.

2.7.            Withholding. Notwithstanding any other provision of this Agreement, Buyer, each of its Affiliates and the Escrow Agent will be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable to any Person, in connection with or with respect to the Transactions, or pursuant to a Transaction Document such amounts as are required to be deducted and withheld from such payment under the Code or any other provision of applicable Law. Any amounts so withheld shall be treated for all purposes of the Transaction Documents as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY, SSG
AND THE SELLERS

As a material inducement to Buyer to enter into this Agreement and purchase the Transferred Units hereunder, except as set forth in the Disclosure Schedule, the Company makes the following representations and warranties to Buyer as of the Effective Date and the Closing Date.

3.1.            Organization and Qualification. Each member of the Company Group is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each member of the Company Group has all licenses, permits and authorizations necessary to own its properties and to carry on its business as now being conducted, and each member of the Company Group is duly qualified to do business as a foreign entity in each state in which such members operate, except as set forth on Schedule 3.1(a) of the Disclosure Schedule and where the failure to be so duly qualified would not, individually or in the aggregate, have a Material Adverse Effect. Each jurisdiction in which the Company Group is qualified or registered to do business as a foreign entity is identified on Schedule 3.1(b) of the Disclosure Schedule.

3.2.            Corporate Power. The Company has the requisite power and authority to execute, deliver and carry out this Agreement, the other Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions of this Agreement and any of the other Transaction Documents to be executed, delivered and carried out by the Company hereunder or thereunder. Each member of the Company Group has all requisite power and authority under the Laws of its jurisdiction of organization to own and operate its properties and to carry on its business as now conducted.

3.3.            Authorization, Governmental Approvals. The execution and delivery of the Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions of any of the Transaction Documents to be executed and delivered have been duly authorized by all necessary action on the part of the Company, and no other action is necessary on the part of the Company to authorize this Agreement or the other Transaction Documents. Except as set forth on Schedule 3.3 of the Disclosure Schedule, no notice to, no authorization, consent, approval, license or exemption of, and no registration, qualification, designation, declaration or filing with, any Governmental Authority or any other Person is necessary for (a) the transfer of the Transferred Units in accordance with this Agreement, (b) the valid execution and delivery by the Company of the Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions hereof or thereof and to be executed and delivered by the Company, or (c) the consummation by the Company of the transactions herein and therein contemplated to be consummated by the Company.

3.4.            Equity; Title to the Transferred Units. The Transferred Units, when sold, assigned and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued and will be free of all Liens and free of restrictions on transfer other than restrictions on transfer under the applicable state and federal securities Laws. The sale of the Transferred Units to Buyer under this Agreement is not subject to preemptive rights in favor of any other Person. Each Seller is the sole record and beneficial owner of the outstanding Interests listed next to its name on Schedule 3.4 of the Disclosure Schedule, free and clear of all Liens. There are no agreements, arrangements, warrants, options, puts, rights or other commitments, plans or understandings of any character assigned or granted by such Seller or the Company or to which such Seller or the Company is a party relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of any of the Interests or any other equity interests of the Company.

3.5.            Conflict with Other Instruments. Except as provided in Schedule 3.5 of the Disclosure Schedule, neither the execution and delivery by the Sellers of this Agreement, the other Transaction Documents or the other instruments, documents and agreements contemplated or required hereby or thereby to which it is a party, nor the consummation of the transactions herein or therein contemplated to be consummated, nor compliance by the Sellers with the terms, conditions and provisions hereof or thereof, shall conflict with or result in a breach of, or require notice under, any of the terms, conditions or provisions of the Governing Documents of each member of the Company Group, or any law or any regulation, order, writ, injunction or decree of any Governmental Authority or any agreement, lease or instrument to which any member of the Company Group is a party to or by which the Company Group or either Seller or any of their respective properties are bound, or constitute a default thereunder, or result in the creation or imposition of any Lien.

3.6.            Validity and Binding Effect. The Transaction Documents to which the Company or either Seller is a party have been duly and validly executed and delivered by the Company and/or such Seller and constitute legal, valid and binding obligations of the Company and/or such Seller, and all such obligations of the Company and/or such Seller are enforceable against the Company and/or such Seller in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, Fraudulent conveyance and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

3.7.            Capitalization; Subsidiaries.

(a)               All of the Interests have been duly authorized, are validly issued and fully paid, and are held of record and beneficially owned by the Sellers, free and clear of all Liens, and constitute one hundred percent (100%) of the authorized, issued and outstanding equity interests in the Company. None of the Interests are subject to, or have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of an applicable Law, the Governing Documents of the Company or any Contract to which any Seller or the Company is a party or otherwise bound. All of the Interests have been offered, sold and issued in compliance with applicable Law, including federal and state securities laws, and all requirements set forth in any applicable Contracts governing the issuance of such equity interests.

(b)               The Company has no other outstanding units, equity interests, securities, subscriptions, warrants, options, convertible securities and other rights (unvested, vested, contingent or otherwise) to purchase or otherwise acquire equity securities of the Company. There are no outstanding equity appreciation rights, phantom equity or other equity-based compensation, nor is the Company under any obligation (contingent or otherwise) to redeem or otherwise acquire any of their equity securities or any securities, rights or options to acquire such equity securities, equity appreciation rights or phantom equity. No Person other than the Sellers is entitled to receive any consideration as a result of the consummation of the transactions contemplated by this Agreement (other than as such consideration may relate to Company Transaction Expenses), and each Seller is entitled to its Pro Rata Share of the Purchase Price consistent with the Company’s Governing Documents.

(c)               There are no statutory or contractual rights of first refusal or preemptive rights with respect to any equity of the Company. The Company and the Seller have not violated and will not violate any applicable federal or state securities Laws in connection with the offer, sale or transfer of the Transferred Units, and such transfers, offers or sales do not require registration of the Transferred Units under the Securities Act or any applicable state securities Laws. Except for the Company’s Governing Documents, there are no agreements between or among the equity holders of the Company (or any one or more of them) with respect to the voting or transfer of the equity of the Company.

(d)               Except for SSG, there are no other corporations, partnerships, joint ventures, associations, trusts or other entities (regardless of how they are treated for tax purposes) in which the Company owns, of record or beneficially, or is considered to own for Tax purposes, any equity interests or any right (contingent or otherwise) to acquire the same. All of the membership interests of SSG have been duly authorized, are validly issued and fully paid, and are held of record and beneficially owned by the Company, free and clear of all Liens, and constitute one hundred percent (100%) of the authorized, issued and outstanding equity interests in SSG. None of the membership interests of SSG are subject to, or have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of an applicable Law, the Governing Documents of SSG or any Contract to which SSG or the Company is a party or otherwise bound. All of the membership interests of SSG have been offered, sold and issued in compliance with applicable Law, including federal and state securities laws, and all requirements set forth in any applicable Contracts governing the issuance of such equity interests.

3.8.            Affiliated Transactions. Except as set forth on Schedule 3.8 of the Disclosure Schedule, no Affiliate of any Seller, the Company or SSG, or any entity in which any such Person owned or owns any beneficial interest, was or is a party to any Contract or transaction with the Company, other than the Transaction Documents, or had or has any interest in any property used by the Company, other than as an equityholder of the Company.

3.9.            Compliance with Instruments. Neither the Company, SSG nor any Seller is, nor has it been, in violation of any term of its Governing Documents.

3.10.        Brokerage. Except as set forth on Schedule 3.10 of the Disclosure Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Sellers, the Company or SSG.

3.11.        Litigation. Except as set forth on Schedule 3.11 of the Disclosure Schedule, there are no, and for the past three (3) years there have not been, any Proceedings pending or, to the Company’s Knowledge, threatened against or directly affecting the Company, SSG or any of their respective officers, directors, or managers, any Seller (solely with respect to the Business) or the Business, before any Governmental Authority, domestic or foreign. Neither Seller nor any member of the Company Group is a party to or named in or subject to any order, writ, injunction or decree of any Governmental Authority with respect to the Business. There is no action, suit, proceeding or investigation by either Seller, SSG or the Company pending or that either Seller, SSG or the Company intends to initiate with respect to the Business.

3.12.        Compliance with Laws; Permits. Each member of the Company Group is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws and regulations of any Government Authority, including foreign, federal, state and local governments and all agencies thereof. In the past three (3) years, neither the Company, SSG nor any Seller has received any written notice, or to the Company’s Knowledge, other communication from any Governmental Authority or other Person indicating that the Company, SSG or any Seller (solely with respect to the Business) is or may be in violation in any material respect of, or under, any applicable Law. No event has occurred that could result in a material violation of or conflict with any applicable Law or regulation. Each member of the Company Group is in possession of all material permits, licenses, registrations and government authorizations (“Permits”) required under applicable Law for the current operation of its Business, and is in compliance with the requirements and limitations included in such Permits. Schedule 3.12 of the Disclosure Schedule sets forth a list of all Permits currently held by the Company and SSG. In the past three (3) years, neither the Company nor SSG has received written notification from a Governmental Authority threatening revocation of any such Permit.

3.13.        Financial Statements; Books and Records.

(a)               Schedule 3.13 of the Disclosure Schedule consists of (i) the internally prepared unaudited balance sheet of the Company as of September 30, 2021 (the “Latest Balance Sheet Date”), and the related internally prepared statement of income of the Company for the nine (9) months ended September 30, 2021, and (ii) the audited balance sheet and the related audited statements of income and cash flows of the Company for the fiscal years ended December 31, 2020 and December 31, 2019 (together with the financial statements referred to in the preceding clause (i), the “Financial Statements”). Each of the Financial Statements (including in all cases the notes thereto, if any) was prepared in accordance with GAAP, is accurate and complete in all material respects, is consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects), and fairly presents the financial condition of the Company as at their respective dates and the results of operations for the periods covered thereby.

(b)               The books and records of the Company, all of which have been made available to Buyer, are complete and correct, have been maintained in accordance with sound business practices, and accurately, reflect in all material respects the business, financial condition and results of operations of the Company as set forth in the Financial Statements.

3.14.        Absence of Undisclosed Liabilities. The Company has no obligation or liability (whether absolute, accrued or contingent and whether due or to become due and regardless of if or when asserted) (each a “Liability,” and collectively, “Liabilities”) arising out of any transactions entered into on or prior to the date hereof, any action or inaction on or prior to the date hereof, or any state of facts existing on or prior to the date hereof other than (a) Liabilities set forth on the Latest Balance Sheet (including any notes thereto), (b) Liabilities and obligations that have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business, or (c) Liabilities under Contracts described on Schedule 3.8, Schedule 3.16, Schedule 3.20 or Schedule 3.22(a) of the Disclosure Schedule; provided, that no such Liability contemplated by the foregoing clauses (a) through (c) is a Liability resulting from breach of Contract, breach of warranty, tort, infringement, claim or lawsuit or a violation of any Law.

3.15.        Absence of Certain Changes. Except as expressly contemplated by this Agreement or as set forth on Schedule 3.15 of the Disclosure Schedule, since December 31, 2020, the Company has been operated in the Ordinary Course of Business and has not:

(a)               experienced a change, effect or circumstance that has had, or would be reasonably expected to have, individually or in the aggregate with any other related or concurrent changes, effects or circumstances experienced by the Company, a Material Adverse Effect;

(b)               any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof), in respect of any securities of the Company, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any securities of the Company;

(c)               incurred any Indebtedness for borrowed money or agreed to incur any such Indebtedness or incurred or become subject to any other material Liabilities other than in the Ordinary Course of Business;

(d)               been subjected to any Lien on any portion of its assets;

(e)               sold, assigned or transferred any of its assets or agreed to sell, assign or transfer any of its assets, in each case outside of the Ordinary Course of Business;

(f)                sold, assigned, licensed, transferred, abandoned or permitted to lapse any Proprietary Rights;

(g)               made, or agreed to make, any loans or advances to, or guarantees for the benefit of, any Persons;

(h)               changed or authorized any change in its Governing Documents;

(i)                 had any liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(j)                 made, changed or rescinded any Tax election, changed any method of accounting for Tax purposes, entered into any agreement in respect of Taxes including the settlement or compromise of any Tax liability, Tax refund claim or action in respect of Taxes, prepared any Tax Returns in a manner inconsistent with the past practices of the Seller or the Company, as applicable, with respect to the treatment of items on such Tax Returns, amended any Tax Return, surrendered any right to claim a refund of Taxes, changed any Tax period, incurred any liability for any Taxes outside of the Ordinary Course of Business, or taken any action that would have the effect of increasing the Tax liability of the Company or the Buyer in respect of any Tax period ending after the Closing Date;

(k)               entered into any written or oral employment, deferred compensation or other similar agreement (or amended any such existing agreement) with any director, officer, manager or employee of the Company, and has not changed the compensation or benefits of any employee of the Company;

(l)                 established, adopted or amended (except as required by law) any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer, manager or employee of the Company;

(m)             agreed to or received notice of the acceleration, termination, modification or cancellation of any Material Agreement;

(n)               accelerated or delayed collection of accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected, except in the Ordinary Course of Business;

(o)               delayed or accelerated payment of any account payable or other liability beyond or in advance of its due date or the date when such liability would have been paid, except in the Ordinary Course of Business; or

(p)               made any agreement, other than this Agreement, to take any actions specified in this Section 3.15.

3.16.        Material Agreements.

(a)               Except as set forth on Schedule 3.16(a) of the Disclosure Schedule, the Company has no Contracts with Material Suppliers (the “Material Supplier Contracts”) that (i) can be terminated without cause on less than ninety (90) days' notice, or (ii) cover or provide supplies to more than five percent (5%) of the Company's customer locations.

(b)               Except for the Material Supplier Contracts, Schedule 3.16(b) of the Disclosure Schedule includes an accurate and complete list of the following Contracts (all Contracts listed or required to be listed on Schedule 3.16 of the Disclosure Schedule, collectively, the “Material Agreements”) to which the Company is a party as of the date hereof (other than the Real Property Leases):

(i)                 all joint venture, profit-sharing, cost-sharing or other similar arrangements or agreements;

(ii)              all Contracts relating to the employment, engagement, compensation or termination of, or with respect to any compensation, commissions or bonuses payable to, any directors, officers, employees, consultants or agents of the Company (other than standard at-will offer letters or employee confidentiality agreements), and any change of control agreements between the Company and any such director, officer, employee, consultant or agent of the Company;

(iii)            all collective bargaining agreements, union contracts or similar agreements;

(iv)             all Contracts involving total future payments by the Company of (x) any amount for REIT pad rentals or (y) in excess of $100,000 for all other commitments;

(v)               all Contracts that provide for contingent payments and/or earn-outs;

(vi)             all Contracts to which the counterparty thereto may be materially competitive with the Company;

(vii)          all Contracts to which the Company is a party relating to the issuance, purchase or sale, or voting of any equity securities of the Company;

(viii)        all Contracts involving the sale or purchase of all or substantially all of the assets or capital stock of any Person, or a merger, consolidation, business combination or similar extraordinary transaction pursuant to which the Company has any on-going liability or probable liability to the counterparty in excess of $100,000;

(ix)             all Contracts granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets of the Company;

(x)               all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of Indebtedness, including modifications or amendments thereof, extended to or for the benefit of the Company;

(xi)             all Contracts under which the Company has any obligation, direct, indirect, contingent or otherwise, to assume or guarantee any Liability or to indemnify any Person;

(xii)          all Contracts relating to the licensing or use of Proprietary Rights of the Company by any other Person or the licensing or use of the Proprietary Rights of any other Person by the Company (excluding shrink-wrap licenses);

(xiii)        all Contracts restricting the ability of the Company from engaging in any business or competing with any Person in any line of business;

(xiv)         all Contracts that restrict the ability of the Company to retain or contract with any other Person;

(xv)           all dealer, reseller, distribution, sales representative or other agreements involving the marketing or distribution of the products or services of the Company by any other Person;

(xvi)         all Contracts with Material Customers;

(xvii)      all Contracts with Material Suppliers;

(xviii)    all Contracts with any Affiliate of the Company or the Sellers; and

(xix)         all Contracts providing for the settlement or resolution of any Proceedings.

For purposes of clarification, the Material Supplier Contracts shall be deemed “Material Agreements”.

(c)               Correct and complete copies of each Material Agreement have been delivered or made available to Buyer. With respect to each of the Material Agreements, the Company and each other party thereto has performed in all material respects of all of the obligations required to be performed by it up to the date of this Agreement, and neither the Company nor, to the Company’s Knowledge, any other party to a Material Agreement is in material breach or default of any of its obligations under any Material Agreement. Except as set forth on Schedule 3.3 of the Disclosure Schedule, no event has occurred that would result in a breach of or default under, require any consent or other action by any Person under, or give rise to any penalty or right of termination, cancellation or acceleration of any right or obligation of the Company to a loss of any benefit to which the Company is entitled under (in each case, with or without notice or lapse of time, or both), any Material Agreement. Each Material Agreement is in full force and effect and valid and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, Fraudulent conveyance and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. No party to any Material Agreement has given the Company notice of its intention to cancel, terminate, change the scope of rights under, decrease its services or supplies to the Company or its usage of the services or products of the Company under, or fail to renew any Material Agreement, and neither the Company nor any other party to any Material Agreement has repudiated in writing any provision thereof. The Company does not anticipate any termination or change to any Material Agreement as a result of the transactions contemplated hereby.

3.17.        Proprietary Rights; Data Privacy; Software and Information Systems.

(a)               Schedule 3.17(a) of the Disclosure Schedule contains a complete and accurate list as of the date hereof of (i) all registered patents, trademarks, copyrights and other rights included in the Proprietary Rights owned by the Company or SSG and all pending patent, trademark and copyright applications and applications for the registration of other Proprietary Rights owned or filed the Company or SSG (collectively, the “Registered Proprietary Rights”), and (ii) all unregistered Proprietary Rights for which no applications for registration have been filed that are material to the Business. Schedule 3.17(b) of the Disclosure Schedule contains a complete and accurate list of: (i) all licenses and other rights granted by the Company or SSG to any third-party with respect to any Proprietary Rights (outside the Ordinary Course of Business); and (ii) all licenses and other rights granted by any third-party to the Company or SSG, except for licenses or other agreements relating to commercially available “off the shelf” products that have not been altered or customized by or for the Company or SSG. All of the Registered Proprietary Rights are valid, subsisting, in full force and effect (except with respect to applications), and have not expired or been cancelled or abandoned. All necessary material documents and certificates in connection with the Registered Proprietary Rights have been filed with, and all relevant fees have been paid to, the relevant patent, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining the Registered Proprietary Rights.

(b)               Neither the Company nor SSG has infringed, misappropriated or otherwise violated, has not received written notice of any infringement or other violation of, and the operation of the Business as currently conducted does not infringe, entail the misappropriation of, or otherwise violate, any Proprietary Rights of any other Person. To the Company’s Knowledge, no third-party has infringed, misappropriated or otherwise violated any Proprietary Rights of the Company or SSG. No claim by any third-party alleging any such infringement, misappropriation or violation has been made against the Company or SSG, is currently outstanding against the Company or SSG, or, to the Company’s Knowledge, is threatened, and there is no basis for any such claim. No claim by any third-party is pending or, to the Company’s Knowledge, threatened in any jurisdiction challenging the use, ownership, validity, enforceability or registerability of any Registered Proprietary Rights.

(c)               Each of the members of the Company Group owns and possesses all rights, titles and interests in and to, or have a valid and enforceable license to use, all Proprietary Rights that are used in or necessary for the Business.

(d)               Each of the members of the Company Group has used commercially reasonable efforts to maintain and protect (i) any Proprietary Rights of the Company or SSG, including any Trade Secrets, and (ii) the confidentiality, integrity and security of any software, systems, networks and network equipment, hardware or internet sites used in the conduct of the Business and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties.

(e)               Neither the Company nor SSG has used, modified, or distributed any software that is subject to an Open Source License.

(f)                All past and present employees of the Company or SSG who have made contributions to the development of any Proprietary Rights owned or alleged to be owned by the Company or SSG, including all employees who have designed, written, tested or worked on any software or software code contained in any Proprietary Rights of the Company or SSG, have executed a written assignment, transfer, proprietary information and inventions agreement or similar Contract in favor of the Company or SSG, and have validly assigned to the Company or SSG in writing all of their right, title and interest in and to the portions of such Proprietary Rights of the Company or SSG developed by them in the course of their work for the Company or SSG. All consultants and independent contractors of the Company or SSG and other third parties who have made contributions to the development of the Proprietary Rights owned or alleged to be owned by the Company or SSG, including all consultants, independent contractors and other third parties who have designed, written, tested or worked on any software or software code contained in any Proprietary Rights of the Company or SSG, have entered into a written work-made-for-hire agreement, written invention assignment agreement or have otherwise validly assigned to the Company or SSG in writing all of their right, title and interest in and to the portions of such Proprietary Rights of the Company developed by them for the Company or SSG.

(g)               Neither the Company nor SSG collects, uses, discloses or otherwise processes, and has not collected, used, disclosed or otherwise processed, since January 1, 2018, any Personal Data that it has received or currently receives in connection with the operation of Business in any material manner that (i) materially violates Data Protection Laws, or (ii) is contrary to any material contractual obligations of the Company or SSG regarding the processing of Personal Data.

(h)               Each member of the Company Group has appropriate technical and organizational security measures, in each case, customary for a business operating in the Company’s industry, in place to ensure a level of security appropriate to the risk and to protect all Personal Data under its control from unauthorized access by any parties. To the Company’s Knowledge, neither the Company nor SSG has suffered any breach in security that has permitted any unauthorized access to the Personal Data under the Company’s or SSG’s control or possession that would have to be notified to the data subject or competent data protection supervisory authority.

3.18.        Insurance. Schedule 3.18 of the Disclosure Schedule contains a true, complete and correct list of all policies and the corresponding amount of coverage provided thereunder, as well as the insurer for each such policy, of property, fire and casualty, auto, general liability, workers’ compensation, cybersecurity and other forms of insurance held by or for the benefit of the Company (the “Policies”). Complete copies of such Policies have previously been made available to Buyer. The Policies are (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company is a party or by which it is bound, and (b) in such amounts, with such deductibles and against such risks and losses as are reasonable for the business, assets and properties of the Company. All Policies are in full force and effect, all premiums due and payable thereon have been paid, the Company is not in breach or in default under any such Policies, and the Company has not taken any action, or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default or permit termination of any Policies. There are no outstanding claims involving more than $100,000 in any individual circumstance pending under any of such Policies, and no such claim has been made under any of such Policies in the last three (3) years. The Company has not received any written notice of termination or cancellation or denial of coverage with respect to any of such Policies or any claim made pursuant to any such Policies.

3.19.        Employees. Schedule 3.19 of the Disclosure Schedule contains a true, complete and correct list setting forth (a) the names, current compensation rate and other compensation, including but not limited to commission, bonus or other incentive-based compensation, of all individuals currently employed on a salaried basis by the Company or SSG, (b) the names and current compensation rate of all individuals currently employed on an hourly, piecework or other non-salaried basis by the Company or SSG, and (c) the names and current compensation rate for all independent contractors who render services to the Company or SSG. Neither the Company nor SSG has received written notice, or to the Company’s Knowledge, other communication, that any employee including, without limitation, any management employee, or group of such employees, has any plans to terminate employment by the Company or SSG. Except as specifically identified on Schedule 3.19 of the Disclosure Schedule, all employees of the Company and SSG are employed at will. Neither the Company nor SSG has entered into any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of its employees or non-employee workers at any time, for any lawful or no reason, without penalty or liability. Each member of the Company Group is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours (including, but not limited to, Laws regarding breaks, eligibility for and payment of overtime compensation, immigration status, discrimination in employment, employee health and safety, collective bargaining, worker classification (including proper classification of independent contractors and consultants), equal opportunity, sexual harassment, employment eligibility, disability rights, affirmative action, leaves of absence, civil rights, workers’ compensation, unemployment insurance and the collection and payment of withholding of Social Security Taxes and similar Taxes). Neither the Company nor SSG has received any correspondence from the Social Security Administration, IRS or any agency with the U.S. Department of Homeland Security regarding any employee or employee Social Security Number. Each member of the Company Group is in compliance in all material respects with all applicable Laws currently in effect relating to the employment and utilization of labor and independent contractors with respect to service providers who primarily perform duties to such member of the Company Group. Neither the Company nor SSG has existing relationships with any union or employee representative or any labor relations problems, is not a party to or bound by any collective bargaining agreement, and there have been no union organization efforts by any employee of the Company or SSG. To the Company’s Knowledge, none of the employees or independent contractors of the Company or SSG are subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar contracts relating to, adversely affecting or in conflict with the Business and related activities thereto. Neither the Company nor SSG has received any written notice or, to the Company’s Knowledge, other communication, alleging that any violation of any such contracts has occurred with respect to an employee of the Company or SSG. With respect to each employee of the Company or SSG, (i) no employee-related dispute, grievance or arbitration proceeding is pending or, to the Knowledge of the Company, threatened, (ii) no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the employees of the Company or SSG is pending or, to the Knowledge of the Company, threatened and (iii) neither the Company nor SSG is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Neither the Company nor SSG has any leased employees within the meaning of Section 414(n) of the Code.

3.20.        Employee Benefit Plans.

(a)               Schedule 3.20(a) of the Disclosure Schedule lists all Benefit Plans.

(b)               With respect to any Benefit Plan sponsored by the Company, the Company has made available to Buyer complete copies of (i) each written Benefit Plan, as amended to date, together with all required audited or unaudited financial statements, as applicable, Form 5500 and all schedules and attachments thereto in each of the three (3) plan years with respect to each Benefit Plan, and actuarial reports for the three (3) most recent plan years, if any; (ii) each funding vehicle with respect to each Benefit Plan; (iii) the most recent and any other material determination letter, ruling or notice issued by any Governmental Authority with respect to each Benefit Plan within the six (6) years prior to the Closing Date; and (iv) the most recent summary plan description and any summary of material modifications thereto which relates to any Benefit Plan. A description of any unwritten Benefit Plans, including a description of any material terms thereof, is set forth in Schedule 3.20(b) of the Disclosure Schedule.

(c)               Each Benefit Plan sponsored by the Company (i) has been in compliance and currently complies in all material respects in form and in operation with all applicable requirements of ERISA, the Code or any other applicable Laws, and has been operated in all material respects in accordance with its terms, and (ii) is documented on an individually designed plan that received a favorable determination letter from the IRS, a volume submitter or master and prototype document whose sponsor has received an advisory or opinion letter from the Internal Revenue Service, and, to the Company’s Knowledge, nothing has occurred since the date of such opinion letter that would cause such determination letter to become unreliable.

(d)               Except as set forth on Schedule 3.20(d) of the Disclosure Schedule, none the Company nor any of its ERISA Affiliates has within the three-year period prior to the Closing Date participated in or made contributions to or had any other liability with respect to, a plan which is (i) a “multiemployer plan” (as defined in Section 3(37) or 4001 of ERISA) or (ii) subject to Section 302 or Title IV of ERISA or Section 412 of the Code. None of the Benefit Plans sponsored by the Company is (i) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e)               There are no Proceedings pending or threatened with respect to any Benefit Plan sponsored by the Company or the assets thereof (other than routine claims for benefits), and there are no facts which is reasonably likely to give rise to any liability, action, suit, investigation, or claim against any Benefit Plan sponsored by the Company or any fiduciary or plan administrator or other person dealing with any such Benefit Plan or the assets thereof.

(f)                No Person has: (i) entered into any nonexempt “prohibited transaction,” as such term is defined in ERISA and the Code, with respect to any Benefit Plan sponsored by the Company; (ii) breached a fiduciary obligation with respect to any Benefit Plan sponsored by the Company; or (iii) otherwise has any liability for any failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan sponsored by the Company.

(g)               No Benefit Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees or individuals who terminate (or have terminated) employment with the Company or the spouses or dependents of any of the foregoing (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”)).

(h)               Except as set forth on Schedule 3.20(h) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Benefit Plan, (iv) otherwise give rise to any material liability to the Company under any Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan sponsored by the Company on or following the Closing Date. No Benefit Plan or any other agreement, program, policy or other arrangement by or to which the Company or any of its ERISA Affiliates are bound or are otherwise liable, by its terms or in effect, could be expected to require any payment or transfer of money, property or other consideration on account of or in connection with the transactions contemplated by this Agreement or any subsequent termination of employment which payment is of an amount that could constitute an “excess parachute payment” within the meaning of Section 280G of the Code with respect to any employee, director, or officer of the Company. The Company is not under any obligation to gross-up any Person for the interest or Taxes incurred under Section 409A or 4999 of the Code to any individual.

(i)                 The Company and each of its ERISA Affiliates have, for purposes of each relevant Benefit Plan, correctly classified those individuals performing services for such entities as common law employees, leased employees, independent contractors or agents thereof.

(j)                 All contributions, premium payments and participant loan repayments (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Benefit Plan sponsored by the Company, and all contributions, premium payments and participant loan repayments for any period ending on or before the Closing Date that are not yet due have been made to each Benefit Plan or, to the extent required by GAAP, properly accrued on the Financial Statements.

(k)               Each Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been and is administered in compliance with the requirements of Section 409A of the Code, the final regulations and other IRS guidance issued and outstanding thereunder, and has been and is in a written form that complies in all respects with the requirements of Section 409A of the Code and final regulations and other IRS guidance issued and outstanding thereunder.

(l)                 Neither the Company nor its ERISA Affiliates has made any voluntary correction program submission to either the IRS or the US Department of Labor with respect to any compliance failure or operational failure as it relates to any Benefit Plan.

3.21.        Taxes.

(a)               Except as set forth on Schedule 3.21(a) of the Disclosure Schedule, (i) the Company is treated as a partnership for tax purposes within the meaning of Section 761 of the Code and in accordance with Treasury Regulations Section 301.7701-3(b)(i) and, (ii) the Company (and any entity of which the Company is the successor) was never a corporation, has never elected and has never been treated as having elected pursuant to Treasury Regulations Section 301.7701-3(c) to be classified as an association (taxable as a corporation) for income tax purposes. Each Seller is treated as a partner of the Company for Tax purposes. Each Seller is a United States person within the meaning of Section 7701(a)(30) of the Code. Except as set forth on Schedule 3.21(a) of the Disclosure Schedule, none of the Interests is a “profits interest” within the meaning of IRS Revenue Procedures 93-27 and 2001-43.

(b)               The Company has timely filed all Tax Returns required to be filed by it, and all such Tax Returns were true, correct and complete in all respects, and were prepared in substantial compliance with applicable Law. There are no pending extensions of time to file any Tax Return required to be filed by or in respect of the Company. The Company has timely paid all Taxes required to be paid by it, whether or not shown or reflected on any Tax Return, including without limitation all required estimated income tax payments. No claim has ever been made by a taxing authority in a jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Sellers have delivered to the Buyer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company. There are no Liens for Taxes on any assets of the Company, other than Liens for Taxes that are not yet due and payable.

(c)               No deficiencies for any Taxes have been proposed, asserted, threatened or assessed in writing against the Company by any Governmental Authority that have not been resolved or settled, and any resulting Tax Liability paid. Neither the Company, nor any Person authorized to act on behalf of the Company, has waived, agreed to waive, or made any requests for waivers of, the statute of limitations in respect of the assessment or collection of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Schedule 3.21(c) of the Disclosure Schedule sets forth the Tax Returns of the Company that have been audited or are the subject of an audit or in respect of which the Company has received written notice indicating an intent to open an audit, in each case by the Internal Revenue Service or any state or local taxing authority and, other than as set forth thereon, the Company has never been audited or received from any Governmental Authority any written notice of a proposed audit or any request for information relating to Tax matters. The Company is not a party to any action or proceeding by any Governmental Authority for the assessment or the collection of Taxes. The Company has not been advised of any proposed assessments of Tax against the Company or proposed adjustment to any Tax Return filed pending against the Company or any proposed adjustment to the manner in which any Tax of the Company is determined. The unpaid Taxes of the Company did not, as of the period ended as of the Latest Balance Sheet date, exceed the amounts recorded as reserves for Tax Liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the latest Financial Statements for the period ended as of the Latest Balance Sheet date, the unpaid Taxes of the Company will not exceed such reserves as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns, and nothing has occurred subsequent to the Latest Balance Sheet date to make any of such reserves inadequate. Since the date of the Latest Balance Sheet, the Company has not incurred any Liability for Taxes arising outside the Ordinary Course of Business consistent with past custom and practice.

(d)               The Company and its Affiliates have withheld and timely paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employees, agents, independent contractors, non-U.S. Persons, clients, lenders, other creditors, members of the Company (including without limitation Holdings and MBC), or other Persons, and have complied with all information reporting and backup withholding provisions of applicable Law.

(e)               The Company has not made a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request that is pending with any Governmental Authority that relates to the Taxes or Tax Returns of the Company. No power of attorney granted by or in respect of the Company is currently in force. The Company has not executed nor filed with any Governmental Authority any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax. The Company has not received a letter ruling from the Internal Revenue Service or any comparable ruling from any other taxing authority.

(f)                The Company has not engaged in any “reportable transaction” within the meaning of Code Section 6707A and the Treasury Regulations promulgated thereunder.

(g)               Schedule 3.21(g) of the Disclosure Schedule sets forth a complete and accurate list of each jurisdiction with respect to which the Company was or is required to file any Tax Return and each jurisdiction with respect to which the Company was or is required to remit or otherwise pay any Taxes, since, in each case, the date upon which the Business commenced (whether or not formally organized as of such date).

(h)               The Company is neither a party to nor bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

(i)                 Since January 1, 2017, (i) the Company has not made, changed, or rescinded any Tax election, changed any method of accounting for Tax purposes, entered into any in respect of Taxes including the settlement or compromise of any Tax liability, Tax refund claim or action in respect of Taxes, prepared any Tax Returns in a manner inconsistent with past practices of the Company, as applicable, with respect to the treatment of items on such Tax Returns, amended any Tax Return, surrendered any right to claim a refund of Taxes, changed any tax period, or incurred any liability for any Taxes outside of the Ordinary Course of Business.

(j)                 The Company has not been a member of an affiliated, combined or unitary Tax group for Tax purposes. The Company does not have any Liability for Taxes of any Person (other than the Company) under any provision of Law, as a transferee or successor, by assumption or by contract, or otherwise.

(k)               There are no joint ventures, partnerships, limited liability companies, other arrangements or contracts to which the Company is a party that, in each case, is treated as a partnership for federal income Tax purposes.

(l)                 The Company does have any assets that may constitute unclaimed property under applicable Law. The Company has complied in all material respects with all applicable unclaimed property Laws.

(m)             The Company has not made an election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 to apply the partnership audit rules of such Act for taxable years beginning before 2018. For the taxable year of the Company beginning January 1, 2018, and for every subsequent taxable year ending on or prior to the date hereof for which the Company was eligible to do so, the Company has made the election described in Section 6221(b)(1)(A) of the Code. With respect to every other taxable year of the Company beginning after December 31, 2017 for which such election has not been made, no adjustments to any partnership-related items have been raised, proposed or made by the Internal Revenue Service that have resulted, or that may result, in an imputed underpayment (within the meaning of Section 6225 of the Code) for which the Company may be liable.

(n)               The Company is not a party to any agreement, contract, arrangement or plan that could result, separately or in the aggregate, in any excess parachute payment within the meaning of Section 280G of the Code.

(o)               The Company has disclosed on its federal income Tax Returns all positions taken that could give rise to a substantial understatement of income tax within the meaning of Section 6662 of the Code.

(p)               The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any of the following relating to a taxable period ending on or before the Closing date: change in accounting method, use of an improper accounting method, closing agreement, installment sale or open transaction disposition, prepaid amount, or election under Section 108(i) of the Code.

(q)               The Company does not own any real property or an interest in real property in a jurisdiction in which a Tax is imposed on the transfer of an interest in an entity having an interest in real property.

(r)                The Company has never been subject to the limitations on the deductibility of interest under Section 163(j) of the Code.

(s)                To the Company’s Knowledge, (i) none of the Sellers has ever taken, or has ever informed the Company in writing that it plans to take, a position on their respective Tax Returns or in any audit, exam or administrative proceeding that was inconsistent with any Tax Returns prepared and filed by the Company, including without limitation the Schedules K-1 issued by the Company to the Sellers; (ii) each of the Sellers has reported on its respective Tax Returns its share of Company income, deduction, gain, loss, credit and any other Tax-related items attributable to the Company required to be reported thereon, and has paid all Taxes required to be paid with respect to such items; and (iii) neither of the Sellers has requested or received a letter ruling from the Internal Revenue Service or any comparable ruling from any other taxing authority regarding its interest in the Company.

3.22.        Real Property; Title and Sufficiency of Assets.

(a)               The Company does not own any real property. Schedule 3.22(a) of the Disclosure Schedule sets forth the lease parties, term and address for all Leased Real Property as of the date hereof (“Real Property Leases”). With respect to each Real Property Lease: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, Fraudulent conveyance and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles; (ii) the Company is not in material breach or default and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default by the Company or permit termination under such Real Property Lease; (iii) to the Company’s Knowledge, no counterparty to any Real Property Lease is in material breach or default of under any applicable Real Property Lease, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default by such counterparty or permit termination under such Real Property Lease; (iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in such Real Property Lease; and (v) in the case of any sublease pursuant to which the Company is the sublessee, the sublessor pursuant to which such sublease is not in default under the prime lease and, to the Company’s Knowledge, the prime lessor is not in default under the prime lease. True, correct and complete copies of all documents listed in Section 3.22(a) of the Disclosure Schedule have been made available to Buyer. The Leased Real Property constitutes all real property and interests in real property used, held or occupied by the Company.

(b)               The Company holds a valid leasehold estate (either for a term or as a holdover) in each Leased Real Property, subject only to performance of the terms of the Real Property Lease to be performed by the Company, and the Company has not encumbered any Leased Real Property.

(c)               The Company has not received any written notice of (i) material violations of building codes and zoning ordinances or other governmental or regulatory Laws affecting the Leased Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Leased Real Property, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters that could reasonably be expected to materially and adversely affect the ability to occupy the Leased Real Property. Neither the whole nor any material portion of any Leased Real Property is damaged by fire or other casualty.

(d)               The Company is in sole possession of the applicable Leased Real Property and no other Person has any right to the possession, use, occupancy or enjoyment of such Leased Real Property.

(e)               The Company has good title to, or valid and subsisting leasehold interests in, all of the equipment and other tangible property, used by the Company, free and clear of all Liens. The property owned or leased by the Company is in good operating condition and repair, normal wear and tear excepted, has been maintained (as to Leased Real Property, to the extent of the Company’s maintenance obligations set forth in the Real Property Lease) in accordance with normal industry standards, and is usable in the Ordinary Course of Business. The Leased Real Property, and the fixtures and improvements thereon, are in good operating condition, normal wear and tear excepted. All public utilities required for the operation of the Leased Real Property and necessary for the conduct of the Business are installed and operating.

3.23.        Environmental.

(a)               No hazardous waste, substance or material, and no oil, petroleum, petroleum product, asbestos, toxic substance, pollutant or contaminant, all as defined by or regulated under applicable Laws (collectively, “Hazardous Material”), has been generated, transported, used, handled, processed, disposed, stored, spilled, released, discharged or treated in violation of Environmental Laws at or on Leased Real Property.

(b)               To the Company’s Knowledge, no Hazardous Material is currently present in, on, at or under any Leased Real Property in violation of Environmental Laws or in quantities or concentrations that would result in Liability under Environmental Laws. To the Company’s Knowledge, no fact or circumstance exists that could involve the Company in any litigation, or impose upon the Company any Liability, arising under any Environmental Laws.

(c)               The Company’s operation of the Business, including at or from Leased Real Property, for the past four (4) years has complied in all material respects with all applicable Environmental Laws and during the past four (4) years the Company has not received any notice of or information regarding any potential or actual noncompliance with, or Liability or potential Liability under, under Environmental Laws.

(d)               Except as disclosed on the Schedule 3.23 of the Disclosure Schedule, the Company has not (nor has any other Person, to the extent the Company has assumed or otherwise become subject to such Person’s Liability) used, generated, transported, treated, stored, managed, disposed of, released, exposed any Person or property to, or owned or operated any property or facility contaminated by, any Hazardous Material such as would give rise to material Liabilities under Environmental Laws.

(e)               Except as disclosed on the Schedule 3.23 of the Disclosure Schedule, the Company possesses and has complied in all material respects with all permits and approvals required under applicable Environmental Laws.

(f)                The Company has made available to Buyer copies of all material reports, documents, notices, correspondence and memoranda in the Company’s possession relating to Hazardous Material or environmental, health or safety matters or conditions regarding the Business, the Company or the Leased Real Property.

3.24.        Material Customers; Material Suppliers.

(a)               Schedule 3.24(a) of the Disclosure Schedule sets forth a list of the top twenty (20) customers (determined by the amount of total invoiced sales) (“Material Customers”) of the Company (i) for the fiscal year ended December 31, 2020, and (ii) for the nine-month period ended September 30, 2021.

(b)               Schedule 3.24(b) of the Disclosure Schedule sets forth a list of the top twenty (20) suppliers (determined by the amount purchased) (“Material Suppliers”) of the Company (i) for the fiscal year ended December 31, 2020, and (ii) for the nine-month period ended September 30, 2021.

(c)               Since January 1, 2021, no Material Customer or Material Supplier has, or has threatened in writing, or provided the Company with written notice that any such Material Customer or Material Supplier intends to not renew, to cancel or to otherwise terminate any contract, its business or other relationship with the Company or materially alter (including materially reducing the volume of purchases or services or materially increasing prices) any contract, business or other relationship, including the terms or conditions on which it does business with the Company or its use or provision of goods or services of or to the Company, whether as a result of the transactions contemplated hereby or otherwise (it being understood and agreed that the completion of purchase orders with a customer or supplier in the Ordinary Course of Business shall not constitute a termination, stop or decrease in the rate of business done with the Company).

3.25.        PPP1 Loan and Related Matters. The PPP1 Loan has been forgiven in full. In obtaining and applying for the PPP1 Loan and the PPP2 Loan, the Company satisfied all eligibility and certification requirements at the time of the application for the PPP1 Loan and the PPP2 Loan. All certifications made by the Company to M&T Bank in connection with the PPP1 Loan and the PPP2 Loan (including on the applications for the PPP1 Loan and for the PPP2 Loan) were, at the time made, true, correct and made in good faith. The Company has complied with the requirements of all loan programs that the Company participates in under the CARES Act (or any similar legislation), including any restrictions on the use of any borrowed funds.

3.26.        Representations and Warranties Relating To Each Seller. As a material inducement to Buyer to enter into this Agreement and purchase the Transferred Units hereunder, each Seller alone (and none of the Company nor any Selling Member), and severally and not jointly, makes the following representations and warranties and, with respect to such Seller only, to Buyer:

(a)               Organization; Authorization. Each Seller (if not an individual or a trust) is duly organized or incorporated and in good standing under the Laws of its state of organization. Seller has the requisite power and authority, or if such Seller is a natural person, legal capacity, to execute, deliver and carry out this Agreement, the other Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions of this Agreement and any of the other Transaction Documents to be executed, delivered and carried out by Seller hereunder or thereunder. The execution and delivery of this Agreement, the other Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions of any of the Transaction Documents to be executed and delivered by Seller have been duly authorized by all necessary action on the part of Seller.

(b)               Ownership of Interests. Seller is the sole beneficial and record owner, of all of the outstanding Interests listed next to its name on Schedule 3.4 of the Disclosure Schedules, free and clear of all Liens, and has the full power, capacity and authority to enter into and perform this Agreement and to transfer good and valid title to its Transferred Units, free and clear as aforesaid. On the Closing Date, Seller will transfer to Buyer all of Seller’s right, title and interest in and to such Interests free and clear of all Liens as aforesaid.

(c)               Enforceability. This Agreement constitutes the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and subject to general principles of equity.

(d)               No Defaults. The execution, delivery and performance of this Agreement and all other instruments, agreements, certificates and documents contemplated hereby, by Seller, and the consummation of the transactions contemplated herein, do not and will not (i) violate any decree or judgment of any court or Governmental Authority which may be applicable to Seller; (ii) violate any Law applicable to or binding on Seller; or (iii) materially violate or conflict with, or result in breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any material contract, agreement or commitment to which Seller is a party or by which it or its assets may be bound.

(e)               Government Approvals. No notice to, no authorization, consent or approval of, nor any filing with, any Governmental Authority or any other Person is necessary on the part of Seller in connection with the consummation by Seller of the transactions contemplated by this Agreement.

(f)                Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Seller.

(g)               Litigation. There are no Proceedings pending or threatened against or directly affecting Seller or any of its businesses or assets, before any Governmental Authority or any other Person, domestic or foreign that would prevent Seller from entering into this Agreement or prevent or materially impair or delay Seller’s ability to fulfill its obligations hereunder to consummate the Transactions. Seller is not a party to or named in or subject to any order, writ, injunction or decree of any Governmental Authority or any other Person relating to the Business. There is no action, suit, proceeding or investigation by Seller currently pending or that Seller currently intends to initiate against the Company or the Seller.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Company and the Seller to enter into this Agreement and to Seller to sell the Transferred Units hereunder, Buyer hereby makes the following representations and warranties to the Seller as of the Effective Date and the Closing Date:

4.1.            Authority and Valid and Binding Effect. Buyer has the requisite power and authority to execute, deliver and carry out the Transaction Documents to which Buyer is a party (the “Buyer Transaction Documents”), as well as all other instruments, documents and agreements contemplated or required by the provisions of any of the Buyer Transaction Documents to be executed, delivered or carried out by Buyer thereunder. The Buyer Transaction Documents constitute the legal, valid and binding obligations of Buyer, and all such obligations of Buyer are enforceable against Buyer in accordance with their respective terms.

4.2.            Authorization, Governmental Approvals. The execution and delivery of this Agreement, the other Buyer Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions of any of the Buyer Transaction Documents to be executed, delivered or carried out by Buyer thereunder have been duly authorized by all necessary action on the part of Buyer. No authorization, consent, approval, license or exemption of, and no registration, qualification, designation, declaration or filing with, any Governmental Authority is necessary for (a) the valid execution and delivery of this Agreement by Buyer, (b) the valid execution and delivery by Buyer of the Buyer Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions hereof or thereof and to be executed and delivered by Buyer, or (c) the consummation by Buyer of the transactions herein and therein contemplated to be consummated by Buyer.

4.3.            Conflict with Other Instruments. Neither the execution and delivery by Buyer of this Agreement, the Buyer Transaction Documents or the other instruments, documents and agreements contemplated or required hereby or thereby, nor the consummation of the transactions herein or therein contemplated to be consummated by Buyer, nor compliance by Buyer with the terms, conditions and provisions hereof or thereof, shall conflict with or result in a breach of any of the terms, conditions or provisions of the Governing Documents of Buyer, or any law or any regulation, order, writ, injunction or decree of any Governmental Authority or any material agreement or instrument to which Buyer is a party or by which Buyer or any of its respective properties is bound, or constitute a material default thereunder, or result in the creation or imposition of any Lien.

4.4.            Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement, based on any arrangement or agreement binding upon Buyer.

4.5.            Litigation. There are no Proceedings pending or threatened against or directly affecting Buyer or any of its businesses or assets, before any Governmental Authority, domestic or foreign that would prevent Buyer from entering into this Agreement or prevent or materially impair or delay Buyer’s ability to fulfill its obligations hereunder to consummate the Transactions. Buyer is not a party to or named in or subject to any order, writ, injunction or decree of any Governmental Authority. There is no action, suit, proceeding or investigation by Buyer currently pending or that Buyer currently intends to initiate against the Company.

4.6.            No Defaults. The execution, delivery and performance of this Agreement and all other instruments, agreements, certificates and documents contemplated hereby by Buyer, and the consummation of the transactions contemplated herein, do not and will not (a) violate any decree or judgment of any court or Governmental Authority that may be applicable to Buyer, (b) violate any Law applicable to or binding on Buyer or (c) materially violate or conflict with, or result in material breach of, or constitute a material default (or an event which, with or without notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any material Contract to which such Buyer is a party or by which it or its assets may be bound.

4.7.            Investment. Buyer (a) understands that the Transferred Units have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (b) is acquiring the Transferred Units solely for its own account for investment purposes, and not with a view to the public resale or distribution thereof, (c) is a sophisticated investor with knowledge and experience in business and financial matters, and (d) is able to bear the economic risk and lack of liquidity inherent in holding the Transferred Units. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

SECTION 5

ADDITIONAL COVENANTS AND AGREEMENTS

5.1.            Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses.

5.2.            Confidentiality; Access to Information.

(a)               Each Seller acknowledges and agrees that all Confidential Information and all physical embodiments thereof are confidential and proprietary to, and are and will remain the sole and exclusive property of, the Company. At all times after the date of this Agreement, each Seller will hold such Confidential Information in trust and strictest confidence, and will not, directly or indirectly, use, reproduce, distribute, divulge, disclose or otherwise disseminate the Confidential Information or any physical embodiments thereof other than to the Company, Buyer and their representatives, and will not in any event take any action causing, or fail to take any action necessary in order to prevent, any Confidential Information to lose its character or cease to qualify as Confidential Information.

(b)               As used in this Section 5.2:

(i)                 “Confidential Information” means all Trade Secrets (as defined below) and all other confidential and/or proprietary data and/or information relating primarily to the Company and the Business (which does not rise to the status of a Trade Secret) which is owned or used by the Company and which has value to the Business and the Company and is not known to the competitors of the Company. Such Confidential Information shall include, but not be limited to, proprietary technology, operating procedures, financial statements or other financial information, know-how, market studies and forecasts, competitive analysis, pricing policies and procedures, the substance of arrangements with customers, suppliers and others, servicing and training programs and arrangements, marketing or similar arrangements, customer or supplier lists and any other documents embodying such Confidential Information. Confidential Information does not include (a) information that is or becomes generally available to the public other than as a result of a disclosure by a Seller, or (b) information that can be demonstrated to have been in the possession of such Seller prior to its being furnished by or on behalf of the Company; provided, that the source of such information was not known by Seller after reasonable inquiry to be bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.

(ii)              “Trade Secrets” means business or technical information of the Company relating primarily to the Business, including but not limited to a pattern, program, device, compilation of information, method, technique, or process that: (A) derives independent actual or potential commercial value (whether actual, potential or both) from not being generally known or readily ascertainable through independent development or reverse engineering by Persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets shall specifically include, without limitation, information relating to the design, manufacture, patterns, compilations, programs, devices, methods, techniques, processes, applications, know-how, research and development relating to the business or the present, past or prospective products and/or proprietary computer programs of the Company.

(c)               In the event of the material breach of any provisions of this Section 5.2, the Company and Buyer, in addition and supplemental to other rights and remedies existing in their favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief (without the posting of bond or other security) in order to enforce or prevent any violations of the provisions hereof.

(d)               If a Seller reasonably believes (after consultation with counsel) that it is required by Law to disclose any Confidential Information, Seller will (i) provide Buyer with prompt notice before such disclosure in order that Buyer may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such confidential information, and (ii) cooperate with Buyer in attempting to obtain such order or assurance.

5.3.            Non-Competition; Non-Solicitation; Non-Interference.

(a)               Except with respect to those specific exclusions applicable to Anthony J. DiIenno, Sr. only and set forth on Schedule 5.3(a) of the Disclosure Schedule, during the Restricted Period, none of the Restricted Sellers shall, anywhere within the Restricted Area, and acting individually or as an owner, shareholder, member, partner, employee, or independent contractor of any Person other than Buyer or one of its Subsidiaries or Affiliates, and the Restricted Sellers shall cause their respective Affiliates not to, directly or indirectly, (i) establish, own, manage, operate, control, acquire, finance, invest in or otherwise engage or participate in any business, operation or activity that competes with or is substantially similar to the Business as such Business was being conducted on the Closing Date and is proposed to be conducted as of the date of this Agreement or in the facility services sector (a “Competing Business”), (ii) enter the employ of, or render any personal services to or for the benefit of, or act as an agent or representative of, or receive remuneration in the form of salary, commissions or otherwise from, any entity which is engaged in a Competing Business, or (iii) disclose any non-public information regarding the Business to a Competing Business, or use such information for the benefit of a Competing Business; provided, however, that the Restricted Sellers and their Affiliates may own, directly or indirectly, solely as a passive investment, securities of any business traded on any national securities exchange; provided, further, that the Restricted Sellers or any such Affiliate is not a controlling person of, or a member of a group that controls, such business, and further provided, that the Restricted Sellers or their Affiliates do not, in the aggregate, directly or indirectly, own two percent (2%) or more of any class of securities of such business.

(b)               To preserve the value of the Transferred Units, the Company and its assets and the Business for Buyer, as well as the confidential information and goodwill associated therewith, each Seller agrees, severally and not jointly, that, during the Restricted Period, the Sellers shall not, directly or indirectly (other than on behalf of Buyer or the Company as an employee of, or consultant to, Buyer or the Company), and shall cause its or his Affiliates not to, other than through general advertisements not targeting employees of the Company, (i) except where such activities would not violate the terms and provisions of subparagraph (c) of this Section 5.3, hire, employ or otherwise engage the services of any current or future employee, sales agent or independent contractor of the Company who worked for or was engaged by the Company as of the Closing Date or during the six (6) months prior thereto, or (ii) induce, solicit, recruit or encourage any such Person to leave the employ of Buyer or its Subsidiaries (or any successor (including by merger) to Buyer or any of its Subsidiaries (a “Successor”), as applicable, or violate the terms of his or her contract or any other employment arrangement with such employer.

(c)               During the Restricted Period, none of the Sellers shall, acting individually or as an owner, shareholder, member, partner, employee, or independent contractor of any Person other than Buyer or one of its Subsidiaries or Affiliates, and the Sellers shall cause their respective Affiliates not to, directly or indirectly, (i) interfere with the relationship between Buyer or any of its Subsidiaries (or any Successor) and any of the customers of the Business who were customers within the twelve (12) month period prior to the Closing, (ii) interfere with the relationship between Buyer or any of its Subsidiaries (or any Successor) and any of the waste and recycling suppliers of the Business who were suppliers within the twelve (12) month period prior to the Closing or (iii) solicit, divert or appropriate, or attempt to solicit, divert or appropriate any customers of the Business who were customers within the twelve (12) month period prior to the Closing, or any potential customers of the Business who were being actively solicited by Seller within the twelve (12) month period prior to the Closing.

(d)               The parties hereto acknowledge that the covenants set forth in this Section 5.3 are an essential element of this Agreement, and that, but for these covenants, the parties hereto would not have entered into this Agreement. The parties hereto acknowledge that, except as set forth herein, this Section 5.3 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement or any other document contemplated by this Agreement.

(e)               It is the intention of the parties hereto that, if any of the restrictions or covenants contained in this Section 5.3 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restrictions or covenants shall not be held to be null, void and of no effect, but to the extent such restrictions or covenants would be valid or enforceable under any applicable Law, if modified, a court of competent jurisdiction shall construe and interpret or modify this Section 5.3 to provide for a covenant having the maximum enforceable geographic area, time period and scope (not greater than those contained in this Section 5.3) that would be valid and enforceable under such applicable Law.

5.4.            Public Announcements. No press release or public announcement related to this Agreement and/or the Transactions shall be issued or made by any party hereto without the joint approval of Buyer and Seller; provided, that Buyer and Seller may, without the prior written consent of the other, issue such press release or make such public statement as may be required by applicable Law or by any stock exchanges having jurisdiction over Buyer or its Affiliates; provided, further, that the foregoing shall not restrict or prohibit either Seller or Buyer from, after the Closing Date, making subsequent public announcements (including in customary “tombstones”), stating solely that the Transactions have been consummated (and without any other facts, other than the names of the Buyer and the Seller, the date of the Closing, and the names of the representatives of each of the Buyer and the Seller that were involved in such transactions, but specifically excluding the form, terms and amount of any consideration, and of whatever nature, paid, foregone or remitted in connection therewith). To the extent Buyer (or any of its Affiliates or its and their respective representatives) or Seller (or any of its Affiliates or its and their respective representatives) is obligated to file this Agreement or any Transaction Document publicly with any Governmental Authority, such party shall consult with the other party with respect to the scope of any redactions and requests for confidential treatment of the terms hereof, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or association, and except any consultation that would not be reasonably practicable as a result of requirements of Law.

5.5.            Tax Matters.

(a)               Each party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by another party, in connection with any Tax Return or any examination or other Proceeding with respect to Taxes or Tax Returns. Such cooperation shall include the retention and provision of records and information which are reasonably relevant to any such Tax Return, audit or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided. Following the Closing, the Company shall (and shall cause its respective Affiliates to) retain all books and records with respect to Tax matters pertinent to the Company (including all of its predecessor constituent entities) relating to any taxable period ending on or prior to the Effective Date, until the expiration of the applicable statute of limitations (and, to the extent notified by the Sellers’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b)               The Sellers’ Representative shall prepare and file, or cause to be prepared and filed, at its own cost, all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and shall pay one half (1/2) of any Transfer Taxes incurred in connection with this Agreement or the Transactions, and whether or not shown on such Tax Returns, and, if required by applicable Law, Buyer will, and will cause its respective Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Seller’s Representative shall submit any such Tax Returns to the Buyer for Buyer’s review and comments at least ten (10) days prior to the due date (with applicable extensions) for such Tax Returns. Buyer shall provide any written comments not later than five (5) days after receiving such Tax Return, and the Seller’s Representative shall consider in good faith all comments that are reasonable. The parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Taxes.

(c)               (i) Within thirty (30) days following the Closing Date, the Sellers’ Representative will prepare and deliver to Buyer, a balance sheet, as of the Effective Date, that sets out the Tax basis of the portion of the assets then owned by the Company, and the amount of the liabilities of the Company on the Effective Date, in each case that are that deemed assumed or taken subject to in accordance with the Intended Tax Treatment (the “Tax Basis Balance Sheet”), and (ii) within thirty (30) days after receipt of the Tax Basis Balance Sheet, the Buyer will prepare, and deliver to the Sellers’ Representative, an allocation statement allocating the Base Cash Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes (A) among the assets of the Company treated as purchased by Buyer in accordance with the Intended Tax Treatment, in accordance with Section 1060 of the Code (and any other applicable section of the Code), the Treasury Regulations thereunder (and any similar provision of state or local Law) (the “Final Allocation”). Within twenty (20) days after the receipt of the Final Allocation, the Sellers’ Representative will propose any changes or will indicate its concurrence therewith. The Buyer shall consider any such proposed changes in good faith. Notwithstanding the foregoing, the Parties shall use commercially reasonable efforts to allocate no more than seven percent (7%) of the Base Cash Consideration to the restrictive covenants contained in Section 5.3 of this Agreement in the Final Allocation.

(d)               The parties acknowledge and agree that, for U.S. federal and, as applicable, state and local Tax purposes, the Transaction shall be treated as a sale of partnership interests by the Sellers, and as a taxable purchase of all the assets of the Company by the Buyer, in accordance with Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432 (the “Intended Tax Treatment”).

(e)               The parties shall, and shall cause each of their respective applicable Affiliates: (i) to prepare and file all Tax Returns (including without limitation IRS Form 8594) in a manner consistent with the Final Tax Basis Balance Sheet, the Final Allocation and the Intended Tax Treatment (collectively, the “Tax Positions”); and (ii) except as otherwise required by Law, not to take a position inconsistent therewith on any Tax Return or in connection with any proceeding regarding Taxes; provided, however, that nothing herein shall prevent a party from settling any proposed deficiency or adjustment by any Governmental Authority based on the Final Allocation and Intended Tax Treatment, and no party will be required to litigate any proposed adjustment by any Government Authority challenging such Final Allocation and Intended Tax Treatment; provided, further, that (A) the Buyer’s cost may differ from the total amount allocated hereunder to reflect the inclusion in the total cost of items (for example, capitalized acquisition costs) not included in the total amount so allocated and (B) the amount realized by the Sellers may differ from the total amount allocated hereunder to reflect transaction costs that reduce the amount realized for income Tax purposes. In the event that the Final Allocation is disputed by any Government Authority, the party receiving the notice of the contest shall provide the other parties with prompt written notice thereof (which in any event shall be provided within thirty (30) calendar days of receiving notice of such contest from the applicable Government Authority ). To the extent reasonably requested by any party, subject to the foregoing, the Buyer and Sellers shall reasonably cooperate in the filing of any forms with respect to such allocation, including any required amendments to such forms. Notwithstanding any other provisions of this Agreement, the foregoing agreement shall survive the Closing Date, without limitation. Any adjustments to the Purchase Price shall be allocated among the assets of the Company in a manner consistent with the Final Allocation..

(f)                In the event that more than seven percent (7%) of the Base Cash Consideration is allocated to the restrictive covenants contained in Section 5.3 of this Agreement in the Final Allocation, Buyer shall pay to each Seller an amount equal to such Seller’s Extra Tax Cost, which shall be deemed an adjustment to the Purchase Price as set forth in Section 2.2 and which shall be treated as an adjustment to the Purchase Price for income Tax purposes. “Extra Tax Cost” means an amount equal to the incremental federal, state, or local income Taxes (if any) actually incurred by a Seller, calculated based on the Final Allocation, resulting from the characterization of (i) any taxable income arising from the sale of the Transferred Units by Sellers pursuant to this Agreement as ordinary income as a result of Code Section 1245 and 1250, rather than long-term capital gain, and (ii) as a result of the allocation of more than seven percent (7%) of the Base Cash Consideration to the restrictive covenants, and consistent with each Seller’s utilizing any and all applicable tax deductions and credits permissible under the Code, including but not limited to deductions permitted under Section 199A of the Code.

(g)               All Tax sharing, Tax allocation and Tax indemnity agreements or arrangements involving the Company shall be terminated as of the Effective Date and, after the Effective Date, the Company shall not be bound thereby or have any rights or liabilities thereunder; provided, however, that any obligation of the Sellers to indemnify the Company for any imputed underpayment (as determined under Section 6225 of the Code) with respect to any reviewed year of the Company, shall remain in effect.

(h)               The Sellers will be liable for and will pay any and all Taxes of the Company (including without limitation any Taxes imposed upon or collected from the Company pursuant to the amendments made by the Bipartisan Budget Act of 2015) attributable to Pre-Closing Tax Periods, and including without limitation, any Taxes imposed on the Company by reason of the Transactions contemplated by this Agreement, as well as and any Taxes imposed on the Company for that portion of any Straddle Period ending on the Effective Date. Notwithstanding any other provision of this Agreement, the Sellers shall indemnify the Buyer for any and all such Taxes.

(i)                 No Seller shall amend any Tax Return of the Company, or claim a refund of Taxes on behalf of the Company, with respect to any Pre-Closing Period or Straddle Period, without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

(j)                 For purposes of reporting any Tax Return for Straddle Periods ending on the Closing Date, the Sellers will report the Company’s financial statements from January 1, 2021 through November 30, 2021, as well as any deductible portion of the Final Company Transaction Expenses taking into account Rev. Proc. 2011-29.

5.6.            Solvency. Buyer covenants and warrants that, immediately after giving effect to the transactions contemplated hereby, each of Buyer and its Subsidiaries, including the Company, shall be solvent and shall (a) be able to pay its debts as they become due; and (b) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of any of Buyer and its Subsidiaries, including the Company. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

5.7.            R&W Insurance Policy. Buyer acknowledges and represents that, as of the date of this Agreement, Buyer has bound coverage under the R&W Insurance Policy, and that a true and correct copy of the R&W Insurance Policy Binder, including the R&W Insurance Policy, is attached hereto as Exhibit B. Buyer shall not amend the R&W Insurance Policy in any manner adverse to any Seller or any other Seller Released Parties without such Person’s express prior written consent. Without limiting the foregoing, Buyer has caused the Insurer under the R&W Insurance Policy to agree to a waiver of subrogation rights against all Seller Released Parties other than solely with respect to a Fraud claim against any Seller Indemnitee subject to the terms and conditions of this Agreement, and will not amend such waiver in the R&W Insurance Policy in any manner adverse to any Seller or any other Seller Indemnitee without such person’s express prior written consent. Prior to or concurrently with the Closing, Buyer shall pay or cause to be paid, all unpaid costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, applicable brokerage commission, Taxes arising from obtaining such policy and any and all other fees and expenses incurred in obtaining such policy. Subsequent to the Closing, Buyer, on the one hand, and Sellers’ Representative (on behalf of the Sellers), on the other hand, shall share equally in the payment of any portion of the Retention Amount that may become payable, in connection with such R&W Insurance Policy, and with Buyer being responsible for the first fifty percent (50%) of any such amount(s).

SECTION 6

NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; R&W INSURANCE POLICY

6.1.            Non-Survival of Representations and Warranties; Remedies. Other than as set forth in this Section 6.1, (i) the representations and warranties (except in the case of the Fundamental Representations, the R&WI Exclusions or Fraud) in this Agreement shall terminate at the Closing, and thereafter none of the parties hereto or any of their Affiliates or any of their respective representatives shall have any liability whatsoever with respect to any such representation or warranty, and no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto, (ii) the R&WI Exclusions shall survive the Closing and shall remain in full force and effect for a period of eighteen (18) months following the Closing Date, (iii) the Fundamental Representations (other than Taxes) shall survive for a period of three (3) years following the Closing Date and (iv) the representations and warranties set forth in Section 3.21 (Taxes) shall survive the Closing for a period of six (6) years following the Closing Date (it being understood and agreed that, for the avoidance of doubt, any claims asserted in good faith in writing prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved). The provisions of this Section 6.1 will not, however, prevent or limit a cause of action under Section 7.9 to obtain an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. All covenants and agreements contained herein shall survive the Closing for the period(s) expressly specified herein; provided, that (a) all covenants and agreements that do not contemplate that they expressly survive the Closing shall terminate as of the Closing, and (b) all covenants and agreements that expressly provide that they survive the Closing without a specified survival period shall survive the Closing indefinitely. Notwithstanding the foregoing, claims solely to the extent made under the R&W Insurance Policy, and any claims for Fraud, are not subject to the limitations in this Section 6.1.

6.2.            Seller’s Indemnification Obligations.

(a)               Subject to the limitations set forth in Section 6.6 below, Sellers, jointly and severally, shall indemnify and hold each Buyer Indemnitee harmless against and from any and all Indemnifiable Losses sustained or incurred by such Buyer Indemnitees as a result of, arising out of or relating to (i) any inaccuracy in or breach of any Fundamental Representation of the Company contained in this Agreement which exceed coverage under the R&W Insurance Policy; (ii) any inaccuracy in or breach of any representations and warranties set forth in Section 3 (other than Fundamental Representations) that are excluded from coverage under the R&W Insurance Policy (the “R&WI Exclusions”); (iii) any breach or nonfulfillment by the Company or a Seller of, or the failure of the Company or a Seller to comply with, any of the covenants, obligations or agreements to be performed by the Company or a Seller under this Agreement or any of the other Transaction Documents to be performed by either; (iv) any interest due and payable in connection with the PPP2 Loan; or (v) any claim for Fraud.

(b)               Notwithstanding anything to the contrary contained herein, except in the case of Fraud, the Sellers shall not be required to indemnify, defend or hold harmless Buyer against, or reimburse Buyer for, any Indemnifiable Losses under this Section 6.2 unless and until such Indemnifiable Losses exceed $50,000 in the cumulative aggregate (the “Deductible”), subject in any event to any payments received under the R&W Insurance Policy, which for the avoidance of doubt shall be the first source of recovery, and the limitations set forth in Section 6.6 below. Prior to or concurrently with the Closing, Buyer shall pay or cause to be paid, all unpaid costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, applicable brokerage commission, Taxes arising from obtaining such policy and any and all other fees and expenses incurred in obtaining such policy. Subsequent to the Closing, Buyer, on the one hand, and Sellers’ Representative (on behalf of the Sellers), on the other hand, shall share equally in the payment of any portion of the Retention Amount that may become payable, in connection with such R&W Insurance Policy, and with Buyer being responsible for the first fifty percent (50%) of any such amount(s). To the extent that the Sellers are responsible for any indemnification payments pursuant to this Agreement, such indemnification payments shall be satisfied first from the Indemnity Escrow Amount and then from the Sellers, jointly and severally.

6.3.            Buyer’s Indemnification Obligations. Buyer shall indemnify, defend and keep each Seller Indemnitee harmless against and from all Indemnifiable Losses sustained or incurred by such Seller Indemnitee, as a result of, arising out of, relating to, in the nature of or by virtue of:

(a)               any inaccuracy in or misrepresentation or breach of any representation or warranty of Buyer stated in Section 4; and

(b)               any breach or nonfulfillment by Buyer of, or failure by Buyer to comply with, any of the covenants, obligations or agreements under this Agreement or any of the other Transaction Documents to be performed by Buyer.

6.4.            R&W Insurance Policy; Limitations on Indemnification.

(a)               The R&W Insurance Policy shall be the sole and exclusive remedy for recovery in connection with any claims for any inaccuracy or breach of any representation or warranty of any Seller resulting from, relating to, or arising out of, this Agreement, and neither the Buyer nor any Affiliate of the Buyer (including, following the Closing, the Company) will be entitled to any remedy from any Seller or any of such Seller’s Affiliates for any breach of, or inaccuracy in, any representation or warranty of such Seller in this Agreement, other than for claims based on Fraud of such Seller, and except in circumstances specified in Section 6.2 of this Agreement. Without limiting the generality of the foregoing, the Buyer and its Affiliates hereby waive all other statutory, equitable, or common law rights or remedies that otherwise may be asserted by such party. Without limiting the generality of the foregoing, any rights of the Insurer under the R&W Insurance Policy, including any rights of subrogation, do not affect, expand, or increase any liability or obligation of any party in connection with the transactions contemplated by this Agreement. The provisions of this Section 6.4 will apply even if (i) the R&W Insurance Policy is revoked, cancelled, or modified in any manner after issuance, subject to the restrictions on such changes as provided in this Section 6.4, or (ii) the Buyer or any of its Affiliates makes a claim under the R&W Insurance Policy, and such claim is denied by the Insurer.

(b)               Notwithstanding anything that may be expressed or implied in this Agreement to the contrary, except in the case of Fraud, and except in circumstances specified in Section 6.2 of this Agreement, the Buyer agrees and acknowledges, both for itself and its Affiliates, that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any past, present or future direct or indirect parent, shareholder, member, director, officer, attorney, partner, third-party counsel, financial advisor, auditor, employee, Affiliate, agent or representative of the Company, the Seller or any of their respective successors or assignees, whether in their capacity as such or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that, except in the case of Fraud and except in circumstances specified in Section 6.2 of this Agreement, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the foregoing, whether in their capacity as such or otherwise, for any obligation of any Seller under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(c)               The parties acknowledge and agree that (i) the R&W Insurance Policy constitutes a contract between Buyer and the Insurer thereunder, separate and apart from this Agreement, and therefore, (ii) notwithstanding any provision in this Agreement to the contrary, no provision in this Agreement shall in any way limit any claim or recovery available to Buyer (or the other Buyer Indemnitees as additional insureds) under the R&W Insurance Policy.

(d)               Buyer shall and shall cause each Buyer Indemnitee to use its commercially reasonable efforts to pursue and collect on any recovery available under any insurance policies, including the R&W Insurance Policy (the “Insurance Policies”). Sellers’ obligations to indemnify each Buyer Indemnitee for Indemnifiable Losses under Section 6.2 is limited to the amount of Indemnifiable Losses not recovered from such Insurance Policies after exercising such commercially reasonable efforts.

(e)               Each Indemnified Party shall, to the extent required by applicable Law, use all commercially reasonable efforts to mitigate any Indemnifiable Losses for which indemnification is sought under this Agreement. The actual out-of-pocket costs of any such mitigation activities shall be included as Indemnifiable Losses under this Agreement. Each Indemnified Party agrees that, for so long as it has any right of indemnification under this Agreement, it shall not, and it shall use its commercially reasonable efforts to ensure that its Affiliates do not, intentionally accelerate the timing or increase the cost of any obligation of any Indemnifying Party under this Section 6 (and the Indemnifying parties shall not be obligated to indemnify an Indemnified Party for any Indemnifiable Losses to the extent arising from any such intentional action), except to the extent that such action is taken (i) in the Ordinary Course of Business, (ii) under any requirement of applicable Law or any Contract, or (iii) without violating the immediately preceding clause (i), in order to enforce its rights under this Agreement.

6.5.            Determination of Damages. All indemnification payment(s) made pursuant to this Section 6, including any payment(s) received by the Buyer pursuant to the R&W Insurance Policy, shall be treated by the parties as adjustments to the Purchase Price for Tax purposes, unless otherwise required by Law.

6.6.            Limitation on Damages. In no event shall the aggregate liability of Sellers under Section 6.2 of this Agreement exceed an amount equal to (i) fifteen percent (15%) of the Purchase Price in the case of Indemnifiable Losses resulting from, arising out of or relating to any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement (other than Fundamental Representations), or (ii) the Purchase Price in the case of Indemnifiable Losses resulting from, arising out of or relating to any inaccuracy in or breach of any Fundamental Representation. Sellers shall not be liable under this Section 6 for any Indemnifiable Losses to the extent taken into account in the calculation of the Adjusted Purchase Price, including Working Capital.

6.7.            Matters Involving Third parties.

(a)               If any third party notifies any party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that gives rise to a claim for indemnification against another party (the “Indemnifying Party”) under this Section 6, then the Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third-Party Claim) notify the Indemnifying Party thereof in writing (a “Notice”); provided, however, that failure to give such Notice shall not limit the right of an Indemnified Party to recover hereunder from any Indemnifying Party, except to the extent that such Indemnifying Party suffers any material prejudice or material harm with respect to such claim as a result of such failure, except and to the extent that the Indemnifying Party can demonstrate actual loss or actual prejudice (and in any event, solely to the extent of such loss or prejudice), as a result of such failure.

(b)               As between the Indemnified Party and the Indemnifying Party, in the case of any Third-Party Claims for which indemnification is sought, the Indemnifying Party shall be entitled at its cost and expense to (i) conduct and control any proceedings or negotiations with such third party, (ii) perform and control or direct the performance of any required activities, (iii) take all other steps to settle or defend any such claim (provided, that the Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the settlement includes a complete release of the Indemnified Party with respect to the claim and no additional obligation, restriction or Indemnifiable Losses shall be imposed on the Indemnified Party (other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder) and (iv) employ counsel to contest any such claim or liability; provided, that the Indemnifying Party shall not have the right to assume control of such defense, if the claim for which the Indemnifying Party seeks to assume control: (A) seeks non-monetary relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages), or (B) involves a claim for which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend. The Indemnifying Party shall, within thirty (30) days after delivery of the Notice to the Indemnifying Party (or sooner, if the nature of the Third-Party Claim so requires) (the “Dispute Period”), notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim or request the Indemnified Party to conduct and control the defense; provided, that the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether or not to defend any claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within the Dispute Period of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided, that the Indemnified Party shall not settle such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed)) and the Indemnifying Party will remain responsible for any Indemnifiable Losses that the Indemnified Party may suffer as a result of such Third-Party Claim, to the extent subject to indemnification under this Section 6.

6.8.            Direct Claims. Any indemnification claim made by an Indemnified Party which does not result from a Third-Party Claim shall be asserted by the Indemnified Party by giving the Indemnifying Party prompt written notice thereof. Such written notice shall summarize the basis for the indemnification claim based on the information reasonably available at that time to the Indemnified Party. The failure to give written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, unless, and then solely to the extent that, the rights of the parties from whom indemnity is sought are materially prejudiced as a result of such failure.

6.9.            Exclusive Remedy. The parties acknowledge and agree that, from and after the Closing, the sole and exclusive remedy of the parties with respect to any and all claims under this Agreement shall be pursuant to the provisions set forth in this Section 6; provided, that nothing in this Section 6.9 or any other provisions of this Agreement shall limit or otherwise affect any rights, claims or causes of action (a) of any party to seek specific performance, injunctive or other equitable relief to enforce the terms of any covenants contained in this Agreement, (b) of any party arising under or with respect to any Transaction Document other than this Agreement, (c) based on or arising from Fraud, or (d) arising pursuant to Section 2.2.

SECTION 7

MISCELLANEOUS

7.1.            Benefit of Agreement; Assignment. This Agreement shall be binding upon and inure to the benefit of the Sellers, the Company, Buyer and their respective successors and assigns, as applicable. Buyer may assign its rights under this Agreement to any parties providing debt financing to Buyer pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such debt financing, but such assignment shall not relieve Buyer of its obligations or liabilities under this Agreement.

7.2.            Remedies. The parties hereto shall have all applicable rights and remedies set forth in the Transaction Documents, all rights and remedies which the parties hereto have been granted at any time under any other agreement or contract contemplated by the Transaction Documents, and all of the rights which the parties hereto have under any Law. Any Person having any rights under any provision of the Transaction Documents shall be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of any of the Transaction Documents, and to exercise all other rights granted by law.

7.3.            Notices. Any and all notices or other communications required or permitted to be delivered hereunder shall be deemed properly delivered if (a) delivered personally, upon receipt thereof, (b) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, on the second (2nd) Business Day following deposit with the mail carrier, (c) sent by nationally recognized next-day or overnight mail or delivery service, on the next Business Day following deposit with such carrier, or (d) sent by electronic mail as a PDF (and not by facsimile), upon receipt thereof, to the parties as set forth below:

If to Buyer:

c/o Quest Resource Holding Corporation
3481 Plano Parkway
The Colony, TX 75056
Attention: Laurie L. Latham
Email: LaurieL@questrmg.com

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Elizabeth Gonzalez-Sussman and Kenneth Schlesinger
Email: egonzalez-sussman@olshanlaw.com; kschlesinger@olshanlaw.com

If to Sellers:

Rome Holdings, LLC
c/o Atar Capital
1999 Avenue of the Stars, Suite 2810
Los Angeles, CA 90067
Attention: Cyrus Nikou
Email: cnikou@atarcapital.com

and to:

M&A Business Consulting, Inc.
c/o Anthony DiIenno
2 Turnbridge Drive
Hilton Head, SC 29928
Email: anthony.diienno@havi.com

With a copy (which shall not constitute notice) to:

Dykema Gossett LLP
333 South Grand Avenue, Suite 2100
Los Angeles, CA 90071
Attention: Thomas M. Cleary
Email: tcleary@dykema.com

Any party may change the name and address of the designee to whom notice shall be sent by giving written notice of such change to the other parties to this Agreement, and in accordance with this Section 7.3.

7.4.            Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

7.5.            Entire Agreement. This Agreement and the Transaction Documents embody the entire agreement and understanding among the Sellers, the Selling Members and Buyer, and is the final expression thereof and supersedes any and all prior agreements and understandings, written or oral, formal or informal, among the Sellers, the Selling Members and Buyer relating to the subject matter hereof and thereof. No extensions, changes, modifications or amendments whatsoever shall be made or claimed by any party hereto, and no notices of any extension, change, modification or amendment made or claimed by a party hereto shall have any force and effect whatsoever unless the same shall be endorsed in writing executed by an authorized representative of Buyer, the Selling Members and the Sellers.

7.6.            No Implied Waivers; Cumulative Remedies; Writing Required. No delay or failure of the Sellers or Buyer in exercising any right, power or remedy hereunder shall affect or operate as a waiver thereof, nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder of the Sellers and Buyer are cumulative and not exclusive of any rights or remedies that they would otherwise have. Any waiver, permit, consent or approval of any kind or character on the part of the Sellers or Buyer of any breach or default under this Agreement, or any such waiver of any provision or condition, must be in writing executed by each of the parties hereto and shall be effective only to the extent specifically set forth in such writing.

7.7.            Jurisdiction.

(a)               EXCLUSIVE JURISDICTION. THE PARTIES AGREE THAT ALL ACTIONS TO ENFORCE THIS AGREEMENT, OTHER THAN AS PROVIDED IN SECTION 2.3 OF THIS AGREEMENT, AND ALL DISPUTES AMONG OR BETWEEN THEM ARISING OUT OF, CONNECTED WITH, RELATED TO OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG OR BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, WHETHER ARISING IN CONTRACT, TORT, EQUITY OR OTHERWISE, SHALL BE RESOLVED ONLY BY A FEDERAL COURT LOCATED IN WILMINGTON, DELAWARE, AND THE PARTIES HEREBY CONSENT AND SUBMIT TO THE JURISDICTION OF SUCH COURT.

(b)               WAIVERS OF THE PARTIES. THE PARTIES HEREBY WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS UPON THEM AND CONSENT THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 7.3 OF THIS AGREEMENT, AND SERVICE SO MADE SHALL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT THEREOF. THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL, ANY OBJECTION BASED ON FORUM NON CONVENIENS AND ANY OBJECTION TO VENUE IN FEDERAL COURT IN WILMINGTON, DELAWARE IN CONNECTION WITH ANY CLAIM OR CAUSE OF ACTION TO ENFORCE THIS AGREEMENT OR BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. THE PARTIES AGREE THAT WILMINGTON, DELAWARE IS A REASONABLY CONVENIENT FORUM TO RESOLVE ANY DISPUTE BETWEEN OR AMONG THE PARTIES. EACH PARTY REPRESENTS THAT IT HAS REVIEWED THIS WAIVER AND KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. NOTHING IN THIS SECTION 7.7 SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(c)               OTHER JURISDICTIONS. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, EACH OF THE SELLERS AND THE COMPANY AGREE THAT BUYER SHALL HAVE THE RIGHT TO PROCEED AGAINST IT OR HIM IN A COURT IN ANY LOCATION TO ENABLE BUYER TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN FAVOR OF BUYER. EACH OF THE SELLERS, AND THE COMPANY WAIVES ANY OBJECTION THAT IT OR HE MAY HAVE TO THE LOCATION OF THE COURT IN WHICH BUYER HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SECTION 7.7.

7.8.            No Third-Party Beneficiaries. Except as contemplated by Section 6.2 or Section 6.3 or Section 7.13 of this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon, or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

7.9.            Specific Performance. The parties hereto agree that irreparable damage shall occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached by such parties. It is accordingly agreed that each party shall be entitled to an injunction or injunctions, without any requirement to post or provide any bond or other security in connection therewith, to prevent breaches of this Agreement by the parties hereto and to enforce specifically the terms and provisions hereof against such parties hereto in any court having jurisdiction, this being in addition to any other remedy to with a Party is entitled at law or in equity.

7.10.        Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law in any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating any other provision of this Agreement.

7.11.        Headings. Section and subsection headings in this Agreement are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

7.12.        Counterparts. This Agreement may be executed in any number of counterparts and by any party hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. One or more counterparts may be delivered by electronic mail in .pdf form (and not by facsimile), with the intention that delivery by such means shall have the same effect as delivery of an original counterpart.

7.13.        Sellers’ Representative.

(a)               Designation of Sellers’ Representative. Each Seller will be deemed to have irrevocably appointed Holdings as the Sellers’ Representative, to serve as such Seller’s true and lawful representative, agent and attorney-in-fact, with full power of substitution, to act on behalf of such Seller to the extent and in the manner set forth in this Agreement, and to act on behalf of such Seller in any litigation or arbitration involving this Agreement, to do or refrain from doing all such further acts and things, and to execute all such documents as the Sellers’ Representative will deem necessary or appropriate in order to carry out the intention of the Agreement, and including the power:

(i)                 to act for such Seller with regard to matters pertaining to indemnification referred to in this Agreement against all Sellers (as opposed to a claim solely against such Seller), including the power to compromise any indemnity claim on behalf of such Seller; provided, that no such settlement requires such Seller to admit fault or submit such Seller to any liability in excess of the limitations set forth in Section 6.6;

(ii)              to dispute, agree to, negotiate, settle and otherwise resolve all matters: (A) relating to adjustments to the Purchase Price pursuant to Section 2.3, or (B) to be resolved pursuant to Section 6;

(iii)            to act for such Seller with regard to matters pertaining to any claim against all Sellers (as opposed to a claim solely against such Seller); provided, that no such settlement requires such Seller to admit fault or submits such Seller to any liability in excess of the limitations set forth in Section 6.6;

(iv)             to execute and deliver all documents in connection with the Transactions or any amendments thereto that Sellers’ Representative deems necessary or appropriate;

(v)               to receive funds, make payments of funds, and give receipts for funds;

(vi)             to receive funds for the payment of expenses of such Seller and apply such funds in payment for such expenses; and

(vii)          to receive service of process in connection with any claims under this Agreement.

(b)               Irrevocable Appointment of Sellers’ Representative. The appointment of the Sellers’ Representative will be deemed coupled with an interest and will be irrevocable, and Buyer and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Sellers’ Representative in all matters referred to herein. Any action taken by the Sellers’ Representative must be in writing and signed by Sellers’ Representative acting in such capacity. All notices required to be made or delivered by Buyer to any Seller will be made to Sellers’ Representative for the benefit of such Seller and will discharge in full all notice requirements of Buyer to such Seller with respect thereto. By their appointment of Sellers’ Representative, Sellers confirm all that Sellers’ Representative will do or cause to be done by virtue of the appointment as the representative of Sellers hereunder. Sellers’ Representative will act for Sellers on all of the matters set forth in this Agreement and the Escrow Agreement in the manner Sellers’ Representative believes to be in the best interest of Sellers and consistent with the obligations of Sellers under this Agreement, but Sellers’ Representative will not be responsible to any Seller for any damages which Sellers may suffer by the performance of Sellers’ Representative’s duties under this Agreement, other than damages arising from gross negligence or bad faith in the performance of such duties under this Agreement or the Escrow Agreement. Sellers’ Representative will not have any duties or responsibilities except those expressly set forth in this Agreement and the Escrow Agreement, and no implied covenants, functions, responsibilities, duties or Liabilities will be read into this Agreement or the Escrow Agreement or will otherwise exist against Sellers’ Representative.

(c)               Reliance by Sellers’ Representative. Sellers’ Representative will be entitled to rely, and will be fully protected in relying upon, any statements furnished to it by any Seller, Buyer, or any other evidence deemed by Sellers’ Representative to be reliable, and Sellers’ Representative will also be entitled to act on the advice of counsel selected by it. Sellers’ Representative will be fully justified in failing or refusing to take any action under this Agreement or the Escrow Agreement, unless it has received such advice or concurrence of any Seller as it reasonably deems appropriate, or it has been expressly indemnified to its satisfaction by Sellers (severally as to each Seller only (in proportion to its Pro Rata Share) and not jointly as to or with any other Seller) against any and all Liability and expense that Sellers’ Representative may incur by reason of taking or continuing to take any such action. Sellers’ Representative will in all cases be fully protected in acting, or refraining from acting, under this Agreement or the Escrow Agreement in accordance with a request of Sellers, and such request, and any action taken or failure to act pursuant thereto, will be binding upon all Sellers.

(d)               Reliance by Buyer. Each Seller agrees that Buyer may rely entirely on its dealings with, and notices to and from, Sellers’ Representative to satisfy any obligations it might have under this Agreement or otherwise to Sellers.

7.14.        Provision Respecting Representation of the Sellers and the Selling Members.

(a)               Each party hereby agrees, on its own behalf and on behalf of its Affiliates and its and their respective representatives, (i) that Dykema Gossett PLLP (“Dykema”) has been retained by, and may serve as counsel to, the Sellers and the Selling Members and their respective Affiliates and its and their respective representatives (individually and collectively, the “Dykema Clients”), in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transaction, (ii) that Dykema has not acted as counsel for any other party hereto in connection with the Transaction, and that none of the other parties hereto has the status of a client of Dykema for conflict of interest or any other purposes as a result thereof, and (iii) that, following consummation of the Transaction, Dykema (or any of its successors) may serve as counsel to any of the Dykema Clients (excluding the Company) in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transaction. Notwithstanding such representation, each of the parties hereto (on their own behalf and on behalf of their Affiliates and its and their respective representatives) hereby consents thereto and knowingly, willingly and irrevocably waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate or representative thereof to consent to knowingly, willingly and irrevocably waive any conflict of interest arising from such representation. Buyer, and each Dykema Client each hereby agree, on its own behalf and on behalf of its Affiliates and its and their respective representatives, that, in the event that a dispute arises after the Closing between Buyer and/or the Company, on the one hand, and the Dykema Clients (other than the Company), on the other hand, Dykema may represent the Dykema Clients (other than the Company) in such dispute, even though the interests of the Dykema Clients (other than the Company) may be directly adverse to Buyer, and/or the Company, and even though Dykema may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, or the Company, or the Dykema Clients. In addition, Buyer agrees that (i) all communications among any member of the Dykema Clients, the Company, or any Affiliates or any of their respective representatives thereof, on the one hand, and Dykema, on the other hand, that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transaction (the “Protected Seller Communications”), will be deemed to be privileged and confidential communications, (ii) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by the Dykema Clients, (iii) Dykema shall have no duty whatsoever to reveal or disclose Protected Seller Communications to Buyer or the Company by reason of any attorney-client relationship between Dykema and the Company or otherwise, (iv) no failure by the Dykema Clients or the Company prior to the Closing to segregate or excise the Protected Dykema Communications from the Company’s computer systems or files, or failure by the Dykema Clients to seek such segregation or excise and delivery to Sellers of the Protected Seller Communications post-Closing, shall be deemed a waiver of the attorney-client privilege with respect thereto, and (v) neither Buyer nor any of its Affiliates or representatives (including the Company after the Closing) may use or rely on the Protected Seller Communications in any Action against or involving Dykema Clients or Dykema. To the extent Buyer or any of its Affiliates or its and their respective representatives (including the Company after the Closing) should discover in its possession after the Closing any Protected Seller Communications, it will take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Sellers’ Representative, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection. The Protected Seller Communications may be used by the Dykema Clients in connection with any dispute that relates to this Agreement or the Transaction.

(b)               Buyer expressly acknowledges and agrees, that the agreements contained in this Section 7.14 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing, and (ii) are an integral part of this Agreement and the Transaction and that, without the agreements set forth in this Section 7.14, the Sellers and the Selling Members would not enter into this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

SELLERS:

ROME HOLDINGS, LLC

By:	/s/ Stanley Huang
Stanley Huang
Chief Financial Officer and Treasurer

M&A BUSINESS CONSULTING, INC.

By:	/s/ Anthony J. DiIenno, Sr.
Anthony J. DiIenno, Sr.

SELLING MEMBERS (and for the purposes of Section 5.3(a) of this Agreement only):

/s/ Anthony J. DiIenno, Sr.
Anthony J. DiIenno, Sr.

RWS INVESTORS, LLC

By:	/s/ Stanley Huang
Stanley Huang
Chief Financial Officer and Treasurer

ATAR RWS INVESTORS, LLC

By:	/s/ Stanley Huang
Stanley Huang
Chief Financial Officer and Treasurer

[Signature Page to the Membership Interest Purchase Agreement]

BUYER:

QUEST SUSTAINABILITY SERVICES, INC.

By:	/s/ Laurie L. Latham
	Name:	Laurie L. Latham
	Title:	Senior Vice President and Chief Financial Officer

[Signature Page to the Membership Interest Purchase Agreement]